     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 12, 1998

                                            REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           CURTIS INTERNATIONAL LTD.
          (Name of small business issuer as specified in its charter)
                         ------------------------------

               ONTARIO                                   5064                                 98-0154299
   (State or other jurisdiction of           (Primary Standard Industrial              (IRS Employer I.D. No.)
    incorporation or organization)           Classification Code Number)

                            ------------------------

                               7 KODIAK CRESCENT
                           DOWNSVIEW, ONTARIO M3J 3E5
                                 (416) 636-5553
(Address and telephone number of principal executive offices and principal place of business)
                         ------------------------------

                            AARON HERZOG, PRESIDENT
                           CURTIS INTERNATIONAL LTD.
                               7 KODIAK CRESCENT
                           DOWNSVIEW, ONTARIO M3J 3E5
                                 (416) 636-5553
           (Name, address and telephone number of agent for service)
                         ------------------------------

                                   COPIES TO:

        JAY M. KAPLOWITZ, ESQ.                    DALE S. BERGMAN, P.A.
        ARTHUR S. MARCUS, ESQ.                   LINDA C. FRAZIER, ESQ.
      GERSTEN, SAVAGE, KAPLOWITZ                    BROAD AND CASSEL
           & FREDERICKS, LLP                  201 SOUTH BISCAYNE BOULEVARD
    101 EAST 52ND STREET, 9TH FLOOR                    SUITE 3000
       NEW YORK, NEW YORK 10022                   MIAMI, FLORIDA 33131
            (212) 752-9700                           (305) 373-9400
         (212) 752-9713 (FAX)                     (305) 373-9493 (FAX)

                            ------------------------

    APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: /X/
                         ------------------------------

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                      PROPOSED
                                                                      MAXIMUM             PROPOSED           AMOUNT OF
          TITLE OF EACH CLASS OF                AMOUNT BEING       OFFERING PRICE         MAXIMUM           REGISTRATION
        SECURITIES BEING REGISTERED              REGISTERED         PER SECURITY       OFFERING PRICE           FEE
Common Stock, no par value.................     1,897,500(1)           $5.00             $9,487,500          $2,798.81
Underwriters' Warrants.....................       165,000              $.0001             $100.00               (2)
Common Stock Issuable on Exercise of
  Underwriters' Warrant....................       165,000              $5.50              $907,500            $267.71
Total Registration Fee.....................                                                                  $3,066.52

(1) Includes up to 247,500 shares of Common Stock issuable upon exercise of the Underwriters' over- allotment option.

(2) No fee due pursuant to Rule 457(g).

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JUNE 12, 1998
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS

                           CURTIS INTERNATIONAL LTD.

                                1,650,000 SHARES

    This Prospectus relates to an offering (the "Offering") of 1,650,000 shares (collectively, the "Shares") of common stock, no par value per share (the "Common Stock"), of Curtis International Ltd., an Ontario corporation (the "Company"), through Barber & Bronson Incorporated (the "Representative"), the representative of the underwriters (the "Underwriters"). Of such Shares, 1,498,000 Shares are being sold by the Company and 152,000 Shares (the "Selling Stockholder Shares") are being sold by Ranch Limited (the "Selling Stockholder"). The Company will not receive any of the proceeds from the sale of the Selling Stockholder Shares. The Shares and the Selling Stockholder Shares shall hereinafter be referred to as the "Securities."

    Prior to the Offering, there has been no market for the Common Stock, and there can be no assurance that a market will develop for the Company's securities in the future or that, if developed, it will be sustained. The Company is applying for quotation of the Common Stock on Nasdaq National Market under the trading symbol "CURTF."

    The public offering price of the Shares was determined by negotiation between the Company and the Representative and does not necessarily bear any direct relationship to the Company's assets, earnings, book value per share or other generally accepted criteria of value. See "Underwriting."

 AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION. SEE "RISK FACTORS" COMMENCING ON PAGE
                         9 AND "DILUTION" ON PAGE 16.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE COMMISSION PASSED UPON
      THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              UNDERWRITING                            PROCEEDS TO
                                             PRICE           DISCOUNTS AND        PROCEEDS TO           SELLING
                                           TO PUBLIC         COMMISSIONS(1)        COMPANY(2)         STOCKHOLDER
Per Share............................        $5.00                $.50               $4.50               $4.50
Total(3).............................      $8,250,000           $825,000           $6,741,000           $684,000

(1) Excludes the value of warrants to be issued to the Underwriters (the "Underwriters' Warrants") to purchase up to 165,000 shares of the Company's Common Stock. In addition, the Company also agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting the Underwriters' non-accountable expense allowance, financial consulting fee and other expenses of the Offering, estimated at $607,200 payable by the Company. See "Underwriting."

(3) The Company has granted the Underwriters an option, exercisable for 45 days after the date the Securities and Exchange Commission declares the Company's registration statement effective (the "Effective Date") to purchase up to an additional 247,500 shares of Common Stock solely for the purpose of covering over-allotments, if any (the "Over-Allotment Option"). If the Over-Allotment Option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholder will be $9,487,500, $948,750, $7,854,750 and $684,000, respectively. See "Underwriting."

    The Shares are being offered by the Underwriters on a "firm commitment" basis, when, as and if delivered to and accepted by the Underwriters, subject to prior sale, and other conditions and legal matters. The Underwriters reserve the right to withdraw, cancel or modify the Offering and to reject orders, in whole or in part, for the purchase of any of the securities offered notwithstanding tender by check or otherwise. It is expected that delivery of the certificates representing the Shares will be made against payment therefor at the offices of Barber & Bronson Incorporated, 201 South Biscayne Boulevard, Suite 2950, Miami,
Florida 33131 on or about             , 1998.

                         BARBER & BRONSON INCORPORATED
                                           , 1998

                      [PICTURES OF THE COMPANY'S PRODUCTS]

    THE COMPANY INTENDS TO FURNISH ITS STOCKHOLDERS WITH ANNUAL REPORTS CONTAINING AUDITED FINANCIAL STATEMENTS AND TO MAKE AVAILABLE QUARTERLY REPORTS FOR THE FIRST THREE QUARTERS OF EACH FISCAL YEAR CONTAINING UNAUDITED INTERIM FINANCIAL STATEMENTS.

    CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    THE SECURITIES OFFERED HEREBY HAVE NOT BEEN AND WILL NOT BE QUALIFIED FOR SALE UNDER THE SECURITIES LAWS OF CANADA OR ANY PROVINCE OR TERRITORY OF CANADA. THE SECURITIES ARE NOT BEING OFFERED FOR SALE AND MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN CANADA, OR TO ANY RESIDENT THEREOF, IN VIOLATION OF THE SECURITIES LAWS OF CANADA OR ANY PROVINCE OR TERRITORY OF CANADA.

          ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS

    The Company and its officers, directors and auditors are residents of Canada and consequently all of the assets of the Company are or may be located outside the United States. As a result, service of process may be effected upon the Company through the offices of Gersten, Savage, Kaplowitz & Fredericks, LLP in New York, but it may be difficult for investors to effect service of process within the United States upon non-resident officers and directors, or to enforce against them judgments obtained in the United States courts predicated upon the civil liability provision of the Securities Act or state securities laws. The Company believes that a judgment of a United States court predicated solely upon civil liability under the Securities Act would probably be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. However, there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws. If investors have questions with regard to these issues, they should seek the advice of their individual counsel. The Company has also been informed by its Canadian legal counsel Grubner, Krauss that, pursuant to the Currency Act (Canada), a judgment by a court in any Province of Canada may only be awarded in Canadian currency. Pursuant to the provision of the Courts of Justice Act (Ontario), however, a court in the Province of Ontario shall give effect to the manner of conversion to Canadian currency of an amount in a foreign currency, where such manner of conversion is provided for in an obligation enforceable in Ontario.

                               EXCHANGE RATE DATA

    The Company maintains its books of account in Canadian dollars, but has provided the financial data in this Prospectus in United States dollars with its audit conducted in accordance with generally accepted auditing standards in the United States of America. All references to dollar amounts in this Prospectus, unless otherwise indicated, are in United States dollars.

    The following table sets forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars. Such rates are the number of United States dollars per one Canadian dollar and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. The average exchange rate is based on the average of the exchange rates on the last day of each month during such periods. On February 28, 1998, the exchange rate was Cdn$1.00 per US$0.7024.

                                                                                 YEAR ENDED DECEMBER 31,
                                                                        ------------------------------------------
                                                                          1994       1995       1996       1997
                                                                        ---------  ---------  ---------  ---------
RATE AT END OF PERIOD.................................................  $  0.7143  $  0.7353  $  0.7299  $  0.6991
AVERAGE RATE DURING PERIOD............................................     0.7299     0.7299     0.7353     0.7223
HIGH..................................................................     0.7092     0.7009     0.7212     0.6945
LOW...................................................................     0.7642     0.7533     0.7526     0.7493

    The following discussion should be read in conjunction with the preceding Selected Financial Data and the Company's Financial Statements and the Notes thereto and the other financial data included elsewhere in this Prospectus. This Prospectus contains forward-looking statements regarding the plans and objectives of management for future operations. The forward-looking statements included herein are based on current expectations and assumptions that involve numerous risks and uncertainties. Although management believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERM "CURTIS" OR "COMPANY" REFERS TO CURTIS INTERNATIONAL LTD. AS WELL AS ANY PREDECESSORS. ALL INFORMATION IN THIS PROSPECTUS, UNLESS OTHERWISE NOTED, ASSUMES NO EXERCISE OF THE OVER-ALLOTMENT OPTION OR THE UNDERWRITERS' WARRANTS.

THE COMPANY

    Curtis International Ltd. designs, distributes and markets quality, value-priced consumer electronics products. The Company offers a broad line of telecommunication, audio, video and computer products including, telephones, answering machines, caller ID systems, CD and cassette systems, portable televisions and computer accessories. The Company's products are primarily sold under the brand names "Curtis" and "CTP Worx," as well as private labels. The Company's strategy has been to build a portfolio of diverse consumer electronics products which offers retailers flexible merchandising programs. The Company's products are available in approximately 2,300 stores throughout Canada and 10,000 stores in the United States through approximately 30 retail chains in Canada and the United States.

    The Company's customers include mass merchandisers such as Wal-Mart (Canada), Ames, Bradlees, Dollar General and Bi-Way Stores; drug store chains such as Rite-Aid, London Drugs, Thrifty Payless, Jean Coutu and Ker Drugs; specialty marketers such as QVC, the Home Shopping Network and Amway; consumer electronic retailers such as Future Shop, Fry's and ABC Warehouse; and Appliance and department stores such as Boscov and Fedco. The Company has consistently operated profitably and has recently undergone a period of rapid sales growth. For the nine month period ended February 28, 1998, the Company's sales increased by $10,848,569, or 94.4%, from $11,493,389 to $22,341,958 from the comparable period ended February 28, 1997. The Company only entered the United States market in 1996 and has since opened accounts with 20 retail chains in the United States. The Company's sales in the United States were $9,454,563 for the nine months ended February 28, 1998 as compared to $1,463,064 for the nine months ended February 28, 1997, an increase of 546%. The Company believes there is an opportunity to significantly increase its business in the United States through both its current customers and potential new customers.

THE CONSUMER ELECTRONICS INDUSTRY

    The consumer electronics industry is large and diverse, encompassing a wide variety of technologies and products, including televisions, VCRs, audio systems, CD players, cassette players and telephones. The Consumer Electronics Manufacturers Association ("CEMA") estimates that total factory sales of consumer electronics products in 1997 were approximately $74 billion, an increase of 8.9% from 1996. CEMA estimates that factory sales will grow to approximately $86 billion by the year 2000 and believes that the consumer electronics industry is one of the fastest growing sectors of the United States economy. It is estimated that in 1998 the average United States household will spend $825 on consumer electronics products and by the year 2000 that figure will grow to approximately $1,100 per year.

GROWTH STRATEGY

    Distributors have traditionally offered consumer electronics to retailers using three principal branding strategies and corresponding price points: (i) premium brands, such as Sony and Panasonic; (ii) mass-market brands, such as General Electric and Magnavox; and (iii) value-priced brands, such as those of the Company. The Company plans to continue to establish itself as a leading supplier of quality, value-priced consumer electronics products. The Company believes that its broad portfolio of products, superior design capabilities, flexible and low-cost sourcing and superior service offered both prior to and after-sale provide it with distinct competitive advantages. The Company plans to grow its business using a strategy comprised of the following principal elements:

    - CONTINUE TO OFFER VALUE-PRICED, QUALITY PRODUCTS. The Company designs and markets products which are value-priced, yet fill a market void through their design and up-to-date style. The Company's packaging further distinguishes its products in the marketplace from those of its competitors. The Company plans to continue to offer its customers quality products at competitive prices.

    - EXPAND CUSTOMER BASE. The Company believes that it has significant opportunities to expand its customer base both in Canada and the United States. The Company intends to use its existing relationships in Canada with retailers such as Wal-Mart, Staples and Toys "R" Us, to penetrate the United States market in such retailers' stores. In addition, the Company continually seeks to expand its distribution channels through various means. For example, the Company recently agreed to supply the Home Shopping Network with its personal televisions.

    - INCREASE PENETRATION AND SALES TO EXISTING UNITED STATES CUSTOMERS. In the short period in which the Company has focused significant marketing efforts in the United States, it has established relationships with several major retailers. The Company plans to focus its efforts on broadening its product selection being sold by these retailers and substantially increasing the dollar volume of sales to these existing customers.

    - ACQUIRE AND LICENSE ADDITIONAL PRODUCTS. Discount retail chains and mass merchants limit the number of vendors with which they deal, preferring to deal with a limited number of vendors with a wide range of products. The Company has an extensive line of products and strives to fill substantially all of its customers' electronic requirements. The Company believes it can add additional product lines, both through acquisition and licensing, which will allow it to add to its already wide selection of consumer electronics products.

    - DEVELOP STRATEGIC ALLIANCES. The Company intends to develop strategic alliances with large discount chain stores and mass merchants. Management believes that many retailers whose primary business is not consumer electronics look for a strategic alliance with a vendor who has the experience, customer service and product selection to create a successful consumer electronics program in their stores. Development of strategic alliances whereby the Company provides these services in exchange for commitments to stock and sell the Company's products will assist the Company in the establishment of long-term relationships with such discount chain stores and mass merchants.

    Curtis International Ltd. was incorporated in the Province of Ontario on December 12, 1990. The Company subsequently amalgamated (or merged) with Unique Investments Limited and AEG Trading Limited on January 23, 1998 and Worldwide Holdings Limited on May 29, 1998. The amalgamations were effectuated for the purpose of transferring the Company's ownership from corporate entities to individuals and to reduce the Company's outstanding shares to 4,000,000. In both cases, the Company was the surviving entity. The Company's principal executive offices are located at 7 Kodiak Crescent, Downsview, Ontario M3J 3E5 Canada and its telephone number is (416) 636-5553.

                                  THE OFFERING

Securities Offered:..........  1,498,000 Shares of Common Stock by the Company and 152,000
                               Shares of Common Stock by the Selling Stockholder. See
                               "Description of Securities" and "Underwriting."

Common Stock Outstanding
  Prior to the
  Offering(1):...............  4,000,000

Common Stock Outstanding
  After the
  Offering(1)(2):............  5,498,000

Use of Proceeds:.............  The Company intends to use the net proceeds of this Offering to purchase inventory, repay indebtedness, increase sales
                               and marketing efforts, improve its management information
                               system, relocate its existing facilities and for working
                               capital and general corporate purposes. See "Use of
                               Proceeds."

Proposed Nasdaq National
  Market Symbol (3):.........  CURTF

------------------------

(1) Does not include an aggregate of 400,000 shares of Common Stock reserved for issuance upon the exercise of options available for future grant under the Company's 1998 Stock Option Plan (the "Plan"), none of which have been granted. See "Management-Stock Option Plan."

(2) Assumes no exercise of the Over-Allotment Option or Underwriters' Warrants.

(3) The proposed symbol does not imply that a liquid and active market will develop or be sustained for the Shares upon completion of the Offering.

                     SUMMARY COMBINED FINANCIAL INFORMATION

    The following summary financial information has been derived from the financial statements of the Company. The summary financial information set forth below is qualified by and should be read in conjunction with the financial statements, including the notes thereto and other financial information included elsewhere in this Prospectus.

                                                                                         NINE MONTHS ENDED
                                                           YEAR ENDED MAY 31,               FEBRUARY 28,
                                                      ----------------------------  ----------------------------
                                                          1996           1997           1997           1998
                                                      -------------  -------------  -------------  -------------
STATEMENT OF OPERATIONS DATA
Sales...............................................  $  14,627,378  $  14,914,142  $  11,493,389  $  22,341,958
Gross profit........................................      2,714,451      2,740,394      2,098,812      3,999,330
Income from operations..............................        133,677        123,379        122,170      1,245,772
Net income..........................................        100,347         93,001         96,440        745,364
Earnings per share(1)...............................            .03            .02            .02            .19

                                                                                        AS OF FEBRUARY 28, 1998
                                                                                      ----------------------------
                                                                                         ACTUAL     AS ADJUSTED(2)
                                                                                      ------------  --------------
BALANCE SHEET DATA
Working capital.....................................................................  $  1,545,073   $  6,686,873
Total assets........................................................................     9,696,437     14,830,237
Long-term debt......................................................................       371,134        371,134
Total liabilities...................................................................     8,275,096      7,275,096
Stockholders' equity................................................................     1,421,341      7,555,141

------------------------

(1) Based on a weighted average number of shares outstanding of 4,000,000 shares in each of the applicable periods.

(2) As adjusted to reflect the sale by the Company of the 1,498,000 Shares offered hereby and the application of the net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH INVESTMENTS IN THE SHARES OFFERED HEREBY. THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS. AN INVESTMENT IN THE SHARES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.

    DEPENDENCE ON NEW PRODUCT INTRODUCTIONS AND MARKET ACCEPTANCE. The Company's continued success is dependent upon its ability to continue to identify, obtain and develop products that can be successfully sold to retail chains and other mass merchants at acceptable profit margins. There can be no assurance that the Company will be able to successfully develop and introduce new products under its own brand names, that any such products will meet with consumer acceptance in the marketplace or that any such products will be sold at acceptable profit margins.

    DEPENDENCE ON KEY CUSTOMERS. During the nine months ended February 28, 1998, the year ended May 31, 1997 ("Fiscal 1997") and the year ended May 31, 1996 ("Fiscal 1996"), approximately 50%, 63%, and 74% of revenues, respectively, were derived from sales to the Company's ten largest customers. The Company believes that it has good relationships with its customers. However, the Company has no long-term contracts with any of its customers, all of which purchase products from the Company pursuant to individually placed purchase orders. There can be no assurance that the Company's customers, including any of its largest customers, will continue to purchase merchandise from the Company. A loss of one or more of these customers could have a material adverse effect on the Company's business and results of operations. See "Business--Sales and Distribution" and "Business--Marketing."

    DEPENDENCE ON THIRD PARTY MANUFACTURERS AND SUPPLIERS. To date, most of the merchandise sold by the Company has been purchased by the Company from third-party manufacturers and distributors, primarily located in Asia. The Company does not enter into long-term contracts with such third parties but instead purchases merchandise pursuant to individually placed purchase orders. There can be no assurance that the Company's manufacturers will dedicate sufficient production capacity to meet the Company's scheduled delivery requirements or that the Company's manufacturers will have sufficient production capacity to satisfy the Company's requirements. Typically, the Company helps develop the design of a particular product and the manufacturer meets such specifications. Accordingly, the Company is dependent on the ability of its manufacturers to, among other things, meet the Company's design, performance and quality specifications, as well as the quality and delivery requirements of its customers.

    Although the Company believes that its relationships with its suppliers are good and that it would be able to locate other sources of merchandise in the event of the loss of one or more of such suppliers, there can be no assurance that the Company will not experience delays or other difficulties in obtaining merchandise. Such delays or difficulties would have a material adverse effect on the Company's business and results of operations. See "Business--Manufacturing."

    INVENTORY MANAGEMENT RISKS. The Company is subject to significant risks in connection with its inventory management. In order to assure an adequate supply of products to meet the relatively high demand during the third and fourth quarters of each year, the Company must commit to acquire products three months in advance of delivery. If the Company underestimates its need for inventory or experiences delays in production, the Company may have to pay a significant premium to obtain the necessary contract-manufacturing capacity or ship products by air rather than less expensive ground or sea transportation in order to meet customer orders. In such event, profit margins, sales and/or customer relationships could be materially adversely affected. Similarly, if the Company overestimates its inventory needs, the Company will be required to reduce prices in order to dispose of such inventory or increase borrowings to finance the carrying costs of such inventory, thereby adversely affecting its profitability and cash flows. There can be no assurance that the Company will be able to borrow such amounts on reasonable terms, if at all. To the extent that the Company is unable to adequately plan, time and budget its sourcing and manufacturing operations, incurs delays in delivery, fails to adequately forecast prices and demand or reduce costs when necessary, a material adverse effect on the Company's business, financial condition and results of operations could result.

    The Company incurs expenses as a result of product returns and warranty claims. Such returns and warranty claims may result from defective goods, inadequate performance relative to customer expectations, improper packaging, liberal retailer return policies and other causes which may be outside the Company's control. During the nine months ended February 28, 1998, approximately 15% of the Company's gross sales were made under net sale arrangements, whereby the Company's customers are responsible for product returns, which cannot be returned to the Company. While the Company plans to maintain or increase the percentage of sales that are on a net basis, there can be no assurance that the Company will be successful in maintaining or increasing such percentage. Any significant increase in product returns and warranty claims could have a material adverse effect on the Company's business, financial condition and results of operations.

    COMPETITION. The Company's market segment is highly competitive. The mass merchandise and discount retail market is divided among a large number of foreign-based manufacturers and distributors. Many of the Company's competitors have or may obtain significantly greater financial and marketing strength and resources than the Company, enabling them to compete more effectively than the Company. In addition, the Company's products compete at the retail store level for shelf space, which has an impact on the Company's established and proposed distribution channels. Competition, or failure of consumers to accept existing or new products, may result in reduced sales, reduced profit margins, or both, for the Company. There can be no assurance that the Company will not encounter increased competition in the future, which could have a material adverse effect on the ability of the Company to successfully market existing products, develop new products or expand its business. See "Business--Competition."

    DEPENDENCE ON KEY PERSONNEL. The Company's future success will depend to a significant extent on the efforts of key management personnel, particularly Aaron Herzog, the Company's President, and Jacob Herzog, the Company's Vice President. The loss of either of these key employees could have a material adverse effect on the Company's business. In addition, the Company believes that its future success will depend in large part upon its continued ability to attract and retain highly qualified management (including a Chief Financial Officer), as well as technical and sales personnel. The Company maintains key-man life insurance policies in an amount of Cdn $1 million on each of the lives of Aaron Herzog and Jacob Herzog, under which the Company's bank, Canadian Imperial Bank of Commerce, is the beneficiary. The Company intends to increase such insurance to $2 million on each of Messrs. Aaron and Jacob Herzog prior to the Effective Date. Upon the Effective Date the Company will enter into two-year employment agreements with each of Aaron Herzog and Jacob Herzog. There can be no assurance that the Company will be able to attract and retain the qualified personnel necessary for its business. See "Management."

    CONTROL BY EXISTING STOCKHOLDERS. Upon the completion of this Offering, the Company's management will beneficially own 70.0% (67.0% if the Over-Allotment Option is exercised in full) of the Company's outstanding Common Stock. In addition, Aaron and Jacob Herzog are parties to a voting trust agreement which provides that they will vote their shares together. As a result, management will continue to elect a majority of the members of the Board of Directors and decide matters requiring stockholder approval. See "Principal and Selling Stockholders."

    RETAIL INDUSTRY. The retail industry is significantly affected by many factors, including changes in the national economy and in regional and local economies, confidence in the overall economy, changes in consumer preferences and increases in the number of retail operations. Factors such as inflation may have a greater effect on the retail industry than on other industries. As a result of these and other pressures, several retail firms have filed for bankruptcy protection. Although, during the past three years, the Company has written off only insignificant amounts as a result of such bankruptcies, the loss of a significant number of the Company's customers could have a material adverse effect on the business and results of operations of the Company.

    PRODUCT LIABILITY. Any defects in the Company's products that result in personal injury might result in consequences that could have a material adverse effect on the Company's business, financial condition and results of operations. The Company maintains insurance to cover such risks; however, the coverage in certain events may not be adequate to insure against all product liability claims.

    RISK OF DOING BUSINESS IN FOREIGN COUNTRIES; RISK OF IMPORT
LIMITATIONS. The Company's products are principally manufactured by independent manufacturers in Indonesia, Malaysia, Thailand, the Philippines and other Asian countries. The Company has also engaged independent manufacturers in Mexico. The Company does not have long-term contracts with any of its independent manufacturers. Manufacturing in Asian and other foreign countries is subject to a number of risks including, but not limited to, transportation delays and interruptions, political and economic disruptions, the imposition of tariffs and import and export controls and quotas, loss of property or revenue from expropriation or political demands, and changes in governmental policies. While the Company to date has not experienced any material adverse effects due to such risks, there can be no assurance that such events will not occur in the future and possibly result in increases in costs and delays of, or interference with, product deliveries resulting in losses of sales and damage to customer relationships.

    Generally, Asian and other countries in which the Company does business may not offer legal mechanisms to redress an unfair trade practice, contract breach or other problem requiring the enforcement of contractual provisions or other redress. In particular, Asian countries generally do not have a well-developed, consolidated body of law governing foreign investment enterprises, and the administration of laws and regulations by government agencies may be subject to considerable discretion and variation and administrative review and approval by various national and local agencies of Asian governments. As a result, in the event of any damage to the Company resulting from the breach of a contract, the failure to fulfill manufacturing commitments, the taking of Company property, or other similar event creating a loss for the Company or interruption of its business, there may not be an adequate avenue of recourse against the parties responsible for such damages.

    MOST FAVORED NATION RISK. Presently, products imported into the United States from Asian countries are subject to favorable duty rates based on the "Most Favored Nation" status of such countries ("MFN Status"). MFN Status is reviewed on an annual basis by the United States President and Congress and was renewed for such countries in June 1997.

    If MFN Status for goods produced in Asian countries was removed, there would be a substantial increase in tariffs imposed on goods of Asian origin entering the United States, including those sold by the Company, which could have a material adverse effect on the supply and cost of products manufactured in such countries, and consequently on the Company's business, financial condition and results of operations. Although the Company produces products in other locations, at the present time, the Company plans to continue its production primarily in Asia.

    CURRENCY RISKS. Although the Company currently effects substantially all of its transactions in United States dollars and approximately 50% of its sales are made in the United States, in those situations in which transactions are in foreign currencies, the Company is exposed to risks such as currency instability, currency exchange losses and the ability to repatriate earnings under existing exchange control laws. The Company does not currently engage in hedging, and no assurance can be given that an effective currency hedging policy could offset these currency risks.

    GOVERNMENT REGULATION. Most of the Company's customers (as well as several state and local authorities) require that the Company's products meet the electrical safety standards of the Underwriters'

Laboratories, Inc. Certain of the Company's products sold for use in the United States must be registered with and approved by the United States Federal Communications Commission (the "FCC"). Products sold in Canada must comply with the standards of the Canadian Standards Association. In addition, the Company's products must meet the applicable safety standards imposed by any other countries in which it intends to sell its products. The Company is subject to numerous tariffs, duties, charges and assessments on the import of its products. The Company retains import agencies and expediters to facilitate the import of its products and the payment of these charges and duties. Although these duties and charges have not substantially affected the Company's ability to market its products for delivery in the United States and elsewhere, regulations affecting these charges and duties are subject to change, which could have the effect of increasing the cost of goods imported and sold by the Company. See "Business--Regulation."

    SEASONALITY. The Company generally experiences stronger demand for its products in the quarter ending November 30. Accordingly, to accommodate such increased demand, the Company is generally required to place higher orders with its vendors during the quarter ending August 31, thereby affecting the Company's need for working capital during such period. On a corresponding basis, the Company also is subject to increased returns during the quarters ending February 28 and May 31, which adversely affects the Company's collection activities during such periods, also affecting its liquidity. Operating results may fluctuate due to other factors such as the timing of the introduction of new products, price reductions by the Company and its competitors, demand for the Company's products, product mix, delay, available inventory levels, fluctuation in foreign currency exchange rates relative to the United States dollar, seasonal cost increases and general economic conditions. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

    RISKS INVOLVED WITH PRODUCT EXPANSION AND EXPANSION INTO UNITED STATES AND OTHER MARKETS. As part of its business strategy, the Company intends to acquire related and complementary businesses and product lines. There can be no assurance that the Company will be able to acquire such businesses and/or product lines or, if acquired, be able to manage the expanded operations effectively. Moreover, failure to implement financial and other systems and to add resources in connection with such acquisitions could have a material adverse impact on the Company's results of operations and financial condition. The Company's acquisitions, if any, could involve a number of risks including the diversion of management's attention to the assimilation of the product lines to be acquired, unforeseen difficulties in the acquired intangible assets and dilution in the ownership interest of stockholders as a result of the issuance of additional Common Stock or shares of preferred stock (the "Preferred Stock") in connection with an acquisition. The Company has no present commitments, understandings or agreements for any acquisitions, and there can be no assurance that any such acquisitions will occur. See "Business--Growth Strategy."

    FREIGHT AND TRANSPORTATION. The Company is dependent on independent freight haulers to ship the Company's products to distribution facilities. The ability of the Company to control its transportation and freight expenses is a significant factor in the Company's gross profit margin. There is no assurance that the Company will be able to maintain acceptable freight and transportation pricing and arrangements. Furthermore, a labor slowdown, strike or other matters beyond management's control may adversely affect the Company's ability to ship its products on a timely basis or at all.

    NO PRIOR PUBLIC MARKET. Prior to this Offering, there has been no public market for the Common Stock. Accordingly, there can be no assurance that an active trading market will develop and be sustained upon the completion of this Offering. The initial public offering price of the Common Stock has been determined by negotiations between the Company and the Representative and does not necessarily bear any relation to the Company's asset value, earnings or other objective criteria. See "Underwriting." The stock market has, from time to time, experienced extreme price and volume fluctuations which often have been unrelated to the operating performance of particular companies. Although it has no obligation to do so, the Representative intends to engage in market-making activities or solicited brokerage activities with respect to the purchase or sale of the Common Stock on the Nasdaq National Market. However, no assurance can be given that the Representative will continue to participate as a market-maker in the securities of the Company or that other broker/dealers will make a market in such securities which may adversely impact the liquidity of the Common Stock. Regulatory developments and economic and other external factors, as well as period-to-period fluctuations in financial results, may also have a significant impact on the market price of the Common Stock.

    IMMEDIATE AND SUBSTANTIAL DILUTION. This Offering involves an immediate and substantial dilution to investors. Purchasers of Shares in the Offering will incur an immediate dilution of $3.63 per Share in the net tangible book value of their investment from the initial public offering price, which dilution amounts to approximately 73% of the initial public offering price per Share. Investors in the Offering will pay $5.00 per Share, as compared to an average cash price of $0.36 per share paid by existing stockholders. See "Dilution."

    BROAD DISCRETION IN APPLICATION OF PROCEEDS; UNSPECIFIED
ACQUISITIONS. Approximately 42% of the net proceeds of this Offering will be applied to working capital and general corporate purposes. Accordingly, management of the Company will have broad discretion over the use of the proceeds. Although the Company may utilize a portion of the net proceeds for potential acquisitions of complementary businesses and of product lines through licensing or other arrangements, as of the date hereof, the Company has not identified any particular acquisition targets. Stockholders of the Company may have no opportunity to approve specified acquisitions or to review the financial condition of any potential target. In addition, although as of the date hereof the Company has no agreements, understandings or commitments and is not engaged in any negotiations relating thereto, the Company may seek to acquire rights to additional proprietary product lines through licensing or other arrangements, and intends to use a portion of the proceeds of this Offering for one or more of such acquisitions in the event opportunities become available on terms acceptable to the Company. Moreover, there can be no assurance that any such acquisition opportunities will become available, that the Company would be successful in acquiring any such rights on favorable terms, or that the Company would be successful in marketing and selling any product lines so acquired by it. See "Use of Proceeds" and "Business--Growth Strategy."

    NEED FOR ADDITIONAL FINANCING. The Company believes that the proceeds of the Offering will, together with revenues from operations, be sufficient to finance the Company's working capital requirements for a period of at least 12 months following the completion of this Offering. However, a part of the Company's strategy is to acquire related and complementary businesses and/or individual product lines, although the Company has not presently identified any specific acquisitions. The Company's ability to make acquisitions may be dependent upon its ability to obtain additional financing. There can be no assurance that additional financing will be available on terms acceptable to the Company, or at all. In the event that the Company is unable to obtain such additional financing as it becomes necessary, the Company may not be able to achieve all of its business plans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    SHARES ELIGIBLE FOR FUTURE SALE. Of the 5,498,000 shares of Common Stock of the Company to be outstanding upon completion of this Offering, 3,848,000 shares shall be "restricted securities," which are owned by "affiliates" of the Company, as those terms are defined in Rule 144 promulgated under the Securities Act. Absent registration under the Securities Act, the sale of such shares is subject to Rule 144, as promulgated under the Securities Act. All of the "restricted securities" will be eligible for resale under Rule 144. In general, under Rule 144, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company, who has beneficially owned restricted shares of Common Stock for at least one year is permitted to sell in a brokerage transaction, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or, if the Common Stock is quoted on The Nasdaq Stock Market or a stock exchange, the average weekly trading volume during the four calendar weeks preceding the sale. Rule 144 also permits a person who presently is not and who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned the shares of Common Stock for at least two years to sell such shares without regard to any of the volume limitations described above. Holders of all of such shares of Common Stock are affiliates of the Company. All of the Company's post-offering stockholders who are affiliates have agreed not to sell or otherwise dispose of any of their shares of Common Stock now owned or issuable upon the exercise of any option for a period of 18 months from the Effective Date, without the prior written consent of the Representative. No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market prices of the Company's Common Stock prevailing from time to time. The possibility that substantial amounts of Common Stock may be sold under Rule 144 into the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital in the future through the sale of equity securities. See "Shares Eligible for Future Sale."

    NO DIVIDENDS AND NONE ANTICIPATED. To date, no dividends have been declared or paid on the Common Stock, and the Company does not anticipate declaring or paying any dividends in the foreseeable future, but rather intends to reinvest profits, if any, in its business. Investors should, therefore, be aware that it is unlikely that any dividends will be paid on the Common Stock in the foreseeable future. See "Dividend Policy."

    NASDAQ ELIGIBILITY AND MAINTENANCE REQUIREMENTS; POSSIBLE DELISTING OF COMMON STOCK FROM NASDAQ NATIONAL MARKET SYSTEM. Prior to this Offering, there has been no established public trading market for the Company's Common Stock and there is no assurance that a public trading market for the Company's Common Stock will develop after the completion of this Offering. If a trading market does in fact develop for the Common Stock offered hereby, there can be no assurance that it will be sustained.

    The Company has applied for listing of the Common Stock on the Nasdaq National Market upon the Effective Date. The Commission has recently approved new rules imposing criteria for listing of securities on the Nasdaq National Market, including standards for maintenance of such listing. In order to qualify for initial quotation of securities on the Nasdaq National Market, an issuer, among other things, must have at least $6,000,000 in net tangible assets, $8,000,000 in market value of the public float and a minimum bid price of $5.00 per share. For continued listing, an issuer, among other things, must have $4,000,000 in net tangible assets, $5,000,000 in market value of securities in the public float and a minimum bid price of $1.00 per share. If the Company is unable to satisfy the Nasdaq National Market's maintenance criteria in the future, its Common Stock may be delisted from the Nasdaq National Market. In such event, the Company would seek to list its securities on The Nasdaq SmallCap Market, however, if it was unsuccessful, trading, if any, in the Company's Common Stock, would thereafter be conducted in the over-the-counter market in the so-called "pink sheets" or The OTC Bulletin Board. As a consequence of such delisting, an investor would likely find it more difficult to dispose of, or to obtain quotations as to, the price of the Company's Common Stock .

    PENNY STOCK REGULATION. In the event that the Company is unable to satisfy the maintenance requirements for the Nasdaq National Market and its Common Stock falls below the minimum bid price of $5.00 per share for the initial quotation, the Company would seek to list its securities on The Nasdaq SmallCap Market. If it was unsuccessful, trading would be conducted on the "pink sheets" or The OTC Bulletin Board. In the absence of the Common Stock being quoted on Nasdaq, or listed on an exchange, trading in the Common Stock would be covered by Rule 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), if the Common Stock is a "penny stock." Under such rule, broker-dealers who recommend such securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are exempt from this rule if the market price is at least $5.00 per share.

    The Commission adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include an equity security listed on Nasdaq, and an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000 for the preceding three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

    If the Company's Common Stock were to become subject to the regulations applicable to penny stocks, the ability of broker-dealers to sell the Common Stock and the ability of purchasers in this Offering to sell their Common Stock in the secondary market would be limited thereby severely affecting the market liquidity of the Common Stock. There is no assurance that trading in the Common Stock will not be subject to these or other regulations that would adversely affect the market for such securities.

                                    DILUTION

    Dilution represents the difference between the initial public offering price paid by the purchasers in the Offering and the net tangible book value per share immediately after completion of the Offering. Net tangible book value per share represents the amount of the Company's total assets minus the amount of its liabilities and intangible assets divided by the number of shares outstanding. As of February 28, 1998, the net tangible book value of the Company's Common Stock was $1,421,341 or $0.36 per share. Consequently, there will be an immediate increase in net tangible book value of $1.01 per share to the existing stockholders and an immediate substantial dilution (i.e., the difference between the offering price of $5.00 and the pro forma net tangible book value per share after the Offering) of $3.63 or 73% to new investors purchasing the Shares offered hereby.

    The following table illustrates, as of February 28, 1998, this per share dilution:

Public offering price per Share..............................................             $    5.00
Net tangible book value per share before Offering(1).........................  $    0.36
Increase per share attributable to new investors.............................       1.01
                                                                               ---------
Pro forma net tangible book value per share after Offering(1)................                  1.37
                                                                                          ---------
Dilution per Share to new investors(1).......................................             $    3.63
                                                                                          ---------
                                                                                          ---------

    The following table summarizes, as of February 28, 1998, the total number of shares of Common Stock purchased from the Company, the total consideration paid, and the average price per share paid by the existing stockholders and by new investors who purchase shares of Common Stock pursuant to this Offering.

                                                                                          AVERAGE
                                 SHARES    PERCENTAGE                                      PRICE
                               PURCHASED    OF TOTAL      AGGREGATE      % OF TOTAL         PER
                                  (1)        SHARES     CONSIDERATION   CONSIDERATION      SHARE
                               ----------  -----------  -------------  ---------------  -----------
Existing Stockholders........   4,000,000        72.8%   $ 1,440,000           16.1%     $    0.36
New Investors................   1,498,000        27.2%   $ 7,490,000           83.9%     $    5.00
                               ----------       -----   -------------         -----
Total........................   5,498,000       100.0%   $ 8,930,000          100.0%

------------------------

(1) This information does not include (i) 165,000 shares issuable upon the exercise of the Underwriters' Warrants; (ii) 400,000 shares that may be issued under the Plan; or (iii) 247,500 shares available pursuant to the Over-Allotment Option.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of February 28, 1998 and as adjusted to reflect the sale of 1,498,000 Shares offered hereby. The information provided below should be read in conjunction with the other financial information included elsewhere in this Prospectus.

                                                                         FEBRUARY 28, 1998
                                                                      -----------------------
                                                                        ACTUAL    AS ADJUSTED
                                                                      ----------  -----------
Long-term debt, less current maturities.............................  $  371,134   $ 371,134
                                                                      ----------  -----------
Stockholders' equity:
Common Stock, no par value, 15,000,000 shares authorized: 4,000,000 issued and outstanding; and 5,498,000 issued and outstanding as
  adjusted(1).......................................................          80   6,133,880
Foreign currency transaction adjustment.............................       9,510       9,510
Retained earnings...................................................   1,411,751   1,411,751
                                                                      ----------  -----------
Total stockholders' equity..........................................   1,421,341   7,555,141
                                                                      ----------  -----------
Total capitalization................................................   1,792,475   7,926,275
                                                                      ----------  -----------
                                                                      ----------  -----------

------------------------

(1) Reflects the issuance of 1,498,000 Shares offered hereby. Assumes no exercise of the Underwriters' Warrants or the Over-Allotment Option.

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the sale of the Shares offered by the Company at a public offering price of $5.00 per Share, after deducting underwriting commissions and offering expenses to be paid by the Company, is estimated to be $6,133,800. The Company expects to apply the net proceeds of the Offering as follows:

                                                                                        APPROXIMATE    PERCENTAGE OF
APPLICATION OF PROCEEDS                                                                    AMOUNT      NET PROCEEDS
--------------------------------------------------------------------------------------  ------------  ---------------
Acquisition of Inventory..............................................................  $  1,800,000          29.4%
Repayment of Indebtedness(1)..........................................................     1,000,000          16.3%
Sales and Marketing(2)................................................................       400,000           6.5%
Management Information System(3)......................................................       250,000           4.1%
Relocation of Warehouse and Principal Executive Offices(4)............................       100,000           1.6%
Working Capital and General Corporate Purposes(5).....................................     2,583,800          42.1%
                                                                                        ------------         -----
Total.................................................................................  $  6,133,800         100.0%

------------------------

(1) The Company intends to repay a $1,000,000 bank loan which it intends to secure in June 1998 for interim financing. The Company estimates that such loan will bear interest at 9.5%.

(2) Includes costs associated with hiring a national sales manager, a regional sales manager and opening a sales office in the United States.

(3) Represents the cost to upgrade the Company's current computer networking system.

(4) Includes moving costs and certain one time capital expenditures to be incurred in preparing its new warehouse space. The Company believes that the rental costs associated with the new warehouse will be commensurate with its current rental costs.

(5) The net proceeds allocated to working capital include funds for general corporate purposes including the financing of the Company's accounts receivables and possible strategic acquisitions. The Company has not currently identified any acquisition candidates.

    The foregoing represents the Company's estimate of the allocation of the net proceeds of the Offering based upon the current status of its operations and anticipated business needs. It is possible, however, that the application of funds will differ considerably from the estimates set forth herein due to changes in the economic climate and/or the Company's planned business operations or unanticipated complications, delays and expenses, as well as any potential acquisitions that the Company may consummate, although no specific acquisition has been identified. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Any reallocation of the net proceeds will be at the discretion of the Board of Directors of the Company.

    Any additional net proceeds realized from the exercise of the Over-Allotment Option (up to approximately $1,076,625) will be added to the Company's working capital.

    Pending application, the net proceeds will be invested principally in short-term certificates of deposit, money market funds or other short-term interest-bearing investments.

    The Company estimates that the net proceeds from this Offering will be sufficient to meet the Company's liquidity and working capital requirements for a period of at least 12 months from the completion of this Offering. In the event that the Company acquires any additional product lines, although no specific acquisition has been identified, such funds will be derived from the funds currently allocated to working capital or from revenues generated from the Company's operations.

                                DIVIDEND POLICY

    The Company has never paid or declared dividends on its Common Stock. The payment of cash dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements, financial condition and other relevant factors. The Company intends, for the foreseeable future, to retain future earnings for use in the Company's business.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE PRECEDING SELECTED FINANCIAL DATA AND THE COMPANY'S FINANCIAL STATEMENTS AND THE NOTES THERETO AND THE OTHER FINANCIAL DATA INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE PLANS AND OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS. THE FORWARD-LOOKING STATEMENTS INCLUDED HEREIN ARE BASED ON CURRENT EXPECTATIONS AND ASSUMPTIONS THAT INVOLVE NUMEROUS RISKS AND UNCERTAINTIES. ALTHOUGH MANAGEMENT BELIEVES THAT THE ASSUMPTIONS UNDERLYING THE FORWARD-LOOKING STATEMENTS ARE REASONABLE, ANY OF THE ASSUMPTIONS COULD PROVE INACCURATE AND, THEREFORE, THERE CAN BE NO ASSURANCE THAT THE FORWARD-LOOKING STATEMENTS INCLUDED HEREIN WILL PROVE TO BE ACCURATE. IN LIGHT OF THE SIGNIFICANT UNCERTAINTIES INHERENT IN THE FORWARD-LOOKING STATEMENTS INCLUDED HEREIN, THE INCLUSION OF SUCH INFORMATION SHOULD NOT BE REGARDED AS A REPRESENTATION BY THE COMPANY OR ANY OTHER PERSON THAT THE OBJECTIVES AND PLANS OF THE COMPANY WILL BE ACHIEVED.

GENERAL

    The Company designs, distributes and markets quality, value-priced consumer electronics products. The Company offers a broad line of telecommunication, audio, video and computer products, including telephones, answering machines, caller ID systems, CD and cassette systems, portable televisions and computer accessories. The Company's products are primarily sold under the brand names "Curtis" and "CTP Worx," as well as private labels. The Company's strategy has been to build a portfolio of diverse consumer electronics products which offers retailers flexible merchandising programs. The Company's products are available in approximately 2,300 stores throughout Canada and 10,000 stores in the United States through approximately 30 retailers.

    Curtis International Ltd. was incorporated in the Province of Ontario on December 12, 1990. The Company subsequently amalgamated (or merged) with Unique Investments Limited and AEG Trading Limited on January 23, 1998 and Worldwide Holdings Limited on May 29, 1998. In both cases, the Company was the surviving entity. The Company's principal executive officers are located at 7 Kodiak Crescent, Downsview, Ontario M3J 3E5 Canada and its telephone number is (416) 626-5553.

RESULTS OF OPERATIONS

    NINE MONTHS ENDED FEBRUARY 28, 1998 COMPARED TO NINE MONTHS ENDED FEBRUARY
     28, 1997.

    Sales for the nine months ended February 28, 1998 were $22,341,958, a 94.4% increase over sales of $11,493,389 for the corresponding period in the prior year. This increase was primarily due to an increase of approximately 546% in sales in the United States and to a lesser degree, a 28% increase in sales in Canada. The Company's strategy is to continue to increase sales in the United States, while maintaining and maximizing sales in Canada.

    As a result of the 94.4% increase in sales, cost of sales for the nine months ended February 28, 1998 were $18,342,628, a 95.3% increase over cost of sales of $9,394,577 for the corresponding period in the prior year.

    Gross profit margin for the nine months ended February 28, 1998 was 17.9% of net revenues as compared to 18.3% in the same period one year ago. The Company's increased purchasing power which resulted in slightly lower per item costs was largely offset by lower prices charged to customers who purchased items in large quantities. The Company expects that its increased buying power and broadened customer base will lead to a slight increase in gross profit in the coming periods.

    As a result of the Company's increased marketing efforts and certain one-time charges, expenses increased from $1,976,642 in the nine months ended February 28, 1997 to $2,753,558 in the nine months ended February 28, 1998. Selling expenses increased by $399,440 (82.0%) in the nine months ended February 28, 1998 over the comparable prior period as a result of increased sales efforts particularly in the

United States. These expenses include salaries and commissions, delivery charges and advertising costs. The Company expects to further increase its marketing efforts in the United States, but expects increased sales to offset such costs. As a percentage of sales, selling expenses remained relatively stable at approximately 4.0% of sales. Administrative expenses of $1,353,191 were $41,700 higher than the comparable prior period. However, as a percentage of sales, administrative expenses were significantly reduced, as a result of relatively stable expenses coupled with the Company's sales growth. The Company believes that it can continue to increase sales with only a minor increase in administrative expenses. Financial expenses rose from $178,253 to $356,758, a 100.1% increase which was the result of higher interest expense, from $124,910 to $211,282 as a result of increased borrowing to sustain the Company's growth and an increase of $92,133 in the Company's reserve for bad debts. Management believes that the proceeds of the Offering will allow the Company to increase sales without increasing borrowing expenses as the Company has historically incurred in order to fund its growth. In the nine months ended February 28, 1998, the Company also incurred a one-time lease cancellation fee of $157,271.

    Income before income taxes ("IBIT") increased $1,123,602 to $1,245,772 (919.7%) for the nine months ended February 28, 1998 versus the comparable period for the prior year. As a percent of sales, IBIT for the nine months of 1998 was 5.6% compared to 1.2% in the corresponding period of the prior year. As a result of the Company's increased income, the provision for income taxes increased from $25,730 to $500,408. Net income increased from $96,440 for the nine months ended February 28, 1997 to $745,364 for the nine months ended February 28, 1998. This increase in net income is directly a result of continued sales growth with stable administrative costs, which more than offset the increase in selling expenses. Management believes, although there can be no assurance, that the Company can continue this trend in the future.

    FISCAL YEAR ENDED MAY 31, 1997 ("FISCAL 1997") COMPARED TO FISCAL YEAR ENDED
     MAY 31, 1996 ("FISCAL 1996").

    Sales for Fiscal 1997 were $14,914,142, a 2.0% increase over the prior year sales of $14,627,378. Sales in the United States increased by $960,952 (76.5%) as a result of increased sales efforts during the later part of Fiscal 1997. This increase offset slightly lower sales in Canada.

    Gross profit for Fiscal 1997 was 18.5% of sales, compared to 18.6% in the prior year.

    Expenses increased from $2,580,774 in Fiscal 1996 to $2,617,015 in Fiscal 1997. The primary difference in expenses was an increase of $416,615 (31.7%) in administrative expenses which resulted from an increase in management fees and bonus of $321,485 and an increase in insurance expenses of $52,478. These increases in administrative expenses were partially offset by a decrease in selling expenses of $246,242 which was a result of a decrease of $283,305 in advertising, rebate and promotional expenses. Financial expense decreased by $134,132 in Fiscal 1997, from $365,577 to $231,445. This change was a result of the reduction in reserves for bad debts from $257,427 to $70,404 which were only partially offset by a $52,891 increase in interest and bank charges.

    Net income decreased $7,346 in Fiscal 1997, from $100,347 to $93,001. In addition, income was fairly constant as a percentage of net sales.

LIQUIDITY AND CAPITAL RESOURCES

    Historically, the Company has funded its operations from cash flow, its credit line with Canadian Imperial Bank of Commerce ("CIBC") and advances from affiliates. The line of credit bears interest at .375% plus prime, has a limit of $5,800,000 and is personally guaranteed by the Company's President and Executive Vice President and affiliated companies. The line of credit is secured by a first lien on substantially all of the Company's assets. In addition, an affiliated company has agreed to a post-ponement of the Company's indebtedness to it until the amount due under the line of credit is paid. Moreover, CIBC is the beneficiary of the key man life insurance policies maintained by the Company on the lives of Aaron

Herzog and Jacob Herzog. As of February 28, 1998, the line of credit had an outstanding balance of $4,967,150. The Company's executive officers, either directly or through their affiliated corporations, loaned the Company an aggregate of $742,268 in order to finance the Company's expansion. In May 1998, these loans were memorialized into notes which bear interest at 8% and are repayable quarterly over the 18 months following the Offering, provided the Company is profitable on a post tax basis during each quarter and CIBC gives its consent to such repayment.

    The Company's cash flow is affected by a number of factors. During the nine months ended February 28, 1998, the Company experienced a significant increase in its business which has resulted in a strain on its cash flow. While net income increased from $96,449 for the nine months ended February 28, 1998 to $745,364 for the nine months ended February 28, 1998, the Company's accounts receivable rose from $155,715 to $3,687,226 and inventory increased by $590,263. The Company used $2,556,359 in its operating activities as compared to generating $1,289,078 for the nine months ended February 28, 1997. As a result of the Company's increased business, the Company's bank indebtedness increased by $3,421,494 for the nine months ended February 28, 1998. The Company had cash on hand of $2,015,874 at February 28, 1998, as compared to $277,798 at February 28, 1997. The Company had current assets of $9,449,053 at February 28, 1998, compared to $3,338,107 at February 28, 1997. The Company had current liabilities of $7,903,362 at February 28, 1998, as compared to current liabilities of $2,247,547 at February 28, 1997.

    The Company will receive net proceeds from this Offering of approximately $6,133,800. The Company believes that the net proceeds of the Offering, coupled with income from operations, will fulfill the Company's working capital needs for at least the next 12 months. There can be no assurance that the Company will realize cash flow from operations or that such cash flow will be sufficient, in which case the Company may require additional financing. In addition, the Company may seek to acquire rights to additional proprietary product lines through licensing or other arrangements or make acquisitions of other companies. Thus, the Company may seek to raise funds through subsequent equity or debt financings, or through other sources. No assurances can be given that additional funds will be available to the Company to finance its development. Moreover, the line of credit places restrictions on the Company's ability to obtain financing through the issuance of additional debt. Additional financings may result in dilution to existing stockholders. If funds are needed but are not available in adequate amounts from additional financing sources or from operations, the Company's business may be adversely affected. See "Use of Proceeds."

YEAR 2000 PREPARATION

    Many computer systems and software products worldwide and throughout all industries will not function properly as the year 2000 approaches unless changed, due to a once-common programming standard that represents years using two-digits. This is the "Year 2000 problem" that has received considerable media coverage. The Company is in the process of upgrading its management information systems. As part of this program, the Company will identify those systems and applications that require modification, redevelopment or replacement. The Company expects to be Year 2000 compliant by December 31, 1998 with respect to its internal systems. Management of the Company does not believe that failure of the Company's vendors or other third-party providers' systems to be Year 2000 compliant will have a material adverse effect upon the Company.

                                    BUSINESS

SUMMARY

    Curtis International Ltd. designs, distributes and markets quality, value-priced consumer electronics products. The Company offers a broad line of telecommunication, audio, video and computer products including, telephones, answering machines, caller ID systems, CD and cassette systems, portable televisions and computer accessories. The Company's products are primarily sold under the brand names "Curtis" and "CTP Worx," as well as private labels. The Company's strategy has been to build a portfolio of diverse consumer electronics products which offers retailers flexible merchandising programs. The Company's products are available in approximately 2,300 stores throughout Canada and 10,000 stores in the United States through approximately 30 retail chains in Canada and the United States.

    The Company's customers include mass merchandisers such as Wal-Mart (Canada), Ames, Bradlees, Dollar General and Bi-Way Stores; drug store chains such as Rite-Aid, London Drugs, Thrifty Payless, Jean Coutu and Ker Drugs; specialty marketers such as QVC, the Home Shopping Network and Amway; consumer electronic retailers such as Future Shop, Fry's and ABC Warehouse; and Appliance and department stores such as Boscov and Fedco. The Company has consistently operated profitably and has recently undergone a period of rapid sales growth. For the nine month period ended February 28, 1998, the Company's sales increased by $10,848,569, or 94.4%, from $11,493,389 to $22,341,958 from the comparable period ended February 28, 1997. The Company only entered the United States market in 1996 and has since opened accounts with 20 retail chains in the United States. The Company's sales in the United States were $9,454,563 for the nine months ended February 28, 1998 as compared to $1,463,064 for the nine month ended February 28, 1997, an increase of 546%. The Company believes there is an opportunity to significantly increase its business in the United States through both its current customers and potential new customers.

THE CONSUMER ELECTRONICS INDUSTRY

    The consumer electronics industry is large and diverse, encompassing a wide variety of technologies and products, including televisions, VCRs, audio systems, CD players, cassette players and telephones. The Consumer Electronics Manufacturers Association ("CEMA") estimates that total factory sales of consumer electronics products in 1997 were approximately $74 billion, an increase of 8.9% from 1996. CEMA estimates that factory sales will grow to approximately $86 billion by the year 2000 and believes that the consumer electronics industry is one of the fastest growing sectors of the United States economy. It is estimated that in 1998 the average United States household will spend $825 on consumer electronics products and by the year 2000 that figure will grow to approximately $1,100 per year.

GROWTH STRATEGY

    The Company plans to establish itself as a leading supplier of quality, value-priced consumer electronics products. The Company believes that its broad portfolio of products, superior design capabilities, flexible and low-cost sourcing and superior service offered both prior to and after-sale provide it with distinct competitive advantages. The Company plans to continue to grow its business using a strategy comprised of the following principal elements:

    - CONTINUE TO OFFER VALUE-PRICED, QUALITY PRODUCTS. The Company designs and markets products which are value-priced, yet fill a market void through their design and up-to-date style. The Company's packaging further distinguishes its products in the marketplace from those of its competitors. In addition to increasing its product offering (as described below), the Company plans to continue to offer its customers quality products at competitive prices.

    - EXPAND CUSTOMER BASE. The Company believes that it has significant opportunities to expand its customer base both in Canada and the United States. The Company intends to use its existing relationships in Canada with retailers such as Wal-Mart, Staples and Toys "R" Us, to penetrate the United States market in such retailers' stores. The Company recently shipped its first order from Wal-Mart (Canada) and intends to use the relationship to move into Wal-Mart stores in the United States. In addition, the Company continually seeks to expand its distribution channels through various means. For example, the Company recently agreed to supply the Home Shopping Network with its personal televisions. In addition, the Company will attempt to enter selected international markets in Mexico, South America and Central America in the year 2000. Management believes there are significant opportunities in such markets. To date, the Company has not entered such markets due to limited financial and human resources. With the increased growth of the middle class in such countries, the Company believes that there are significant opportunities in such markets. To gain entrance in such markets, the Company intends to hire additional sales representatives to focus on such markets and to utilize its contacts with existing customers who already have a presence in such areas.

    - INCREASE PENETRATION AND SALES TO EXISTING UNITED STATES CUSTOMERS. In the short period in which the Company has focused significant marketing efforts in the United States, it has established relationships with several major retailers. The Company plans to focus its efforts on broadening its product selection being sold by these retailers and substantially increasing the dollar volume of sales to these existing customers.

    - ACQUIRE AND LICENSE ADDITIONAL PRODUCTS. Discount retail chains and mass merchants limit the number of vendors with which they deal, preferring to deal with a limited number of vendors with a wide range of products. However, the Company has an extensive line of products and strives to fill substantially all of its customers' electronic requirements. The Company believes that there are a number of companies which have a superior niche type product, but have a limited line of customer electronics products, which makes it difficult to sell their product to mass merchants and discount chain stores because of their reluctance to deal with a supplier with a limited number of products. By entering into arrangements with or acquiring these small companies, the Company can add to its already wide selection of consumer electronic products.

    - DEVELOP STRATEGIC ALLIANCES. The Company intends to develop strategic alliances with large discount chain stores and mass merchants. Management believes that many retailers whose primary business is not consumer electronics look for a strategic alliance with a vendor who has the experience, customer service and product selection to create a successful consumer electronics program in their stores. Development of strategic alliances whereby the Company provides these services in exchange for commitments to stock and sell the Company's products will assist the Company in the establishment of long-term relationships with such discount chain stores and mass merchants.

PRODUCTS

    The Company designs, distributes and markets quality value-priced consumer electronics products, including telephones, audio equipment, personal televisions, radios and computer accessories, to a wide variety of customers. The Company currently offers over 150 models of consumer electronic products. The Company's core business currently consists of the following consumer electronic products:

TVS                                            HOME AND PORTABLE AUDIO PRODUCTS
- Portable black and white TVs                 - Home audio systems with single CD player
- Portable combination TV/Audio products       - Home audio systems with CD changer systems
TELEPHONE PRODUCTS                             - Portable AM/FM cassette systems
- Corded and cordless telephones               - Portable CD systems with detachable
- "Feature" telephones                           speakers
- Answering machines                           - Portable CD stereo systems
- Combination telephone/answering machines     - Portable CD changer stereo systems
- Telephone clock radios                       - Personal CD players
- Caller ID systems                            - Personal cassette players
COMPUTER ACCESSORIES                           - Personal sports electronics products
- Ergonomically designed keyboards             designed for use when exercising or traveling
- Mouse attachments                            - Portable radios
                                               - Electronic clock radios
                                               - Electronic clock radios with CD players
                                               - Electronic clock radios with cassette
                                                 players
                                               - Hand-held micro cassette recorders

PRODUCT DESIGN AND DEVELOPMENT

    Value-priced consumer electronic products typically do not have unique or innovative technical features. Competition in this segment is therefore more dependent on product design, visual appeal and price. As such, the Company recognizes that superior product design provides an important competitive advantage. The Company believes that the superior design and style of its products distinguish them from those of its competitors in the value-priced category and help drive consumer purchasing decisions.

    Management believes that the enhancement and extension of the Company's existing products and the development of new product categories have contributed significantly to the Company's growth to date and are necessary for the Company's continued success and growth. The Company's product design and engineering team, along with its outside graphic and design artists, evaluate new ideas and seek to develop new products and improvements to existing products to satisfy industry requirements and changing consumer preferences. The Company selects design and manufacturing specifications that adapt and implement available technology features to satisfy its customers' requirements for quality, product mix and pricing. Company employees work closely with both retailers and suppliers to identify trends in consumer preferences and to generate new product ideas.

    In addition, the Company highlights the design and style features of its products with detailed descriptions and illustrations on packaging, which the Company believes further distinguishes its products from those of its competitors. The Company believes that this packaging strategy makes its products more attractive to consumers and facilitates an understanding of the product features in retail locations where salespersons may not be available to provide detailed explanations and demonstrations.

SALES AND DISTRIBUTION

    The Company sells its products in Canada and the United States to mass merchandisers such as Wal-Mart (Canada), Ames and Bradlees; drug store chains such as Rite-Aid and London Drugs; and specialty marketers such as QVC and the Home Shopping Network. The Company does not have long-term contracts with any of its customers, but rather receives orders on an ongoing basis. Products imported by the Company are shipped by ocean freight and stored in the Company's warehouse or contracted public warehouse facilities, for shipment to customers. All merchandise received by the Company is automatically updated into the Company's inventory system.

    The Company has implemented an integrated system to coordinate purchasing, sales and distribution segments of its operations. The Company is equipped to receive orders from its major accounts electronically or by the conventional modes of facsimile, telephone or mail. The Company is in the process of upgrading its management information system ("MIS"), which management believes will increase the efficiency of the Company's distribution efforts. The Company's new MIS will allow the Company to track its customers inventory levels and help its customers identify their more popular and profitable items. This added service will allow the Company to take a more active role in its customers' electronics business and will help them maintain sufficient inventory levels. See "Use of Proceeds."

    The Company also makes available to its customers a direct import program, pursuant to which products are imported directly by the Company's customers. To date, sales in such manner have been minimal. Sales under such plan are made at a reduced cost but also result in savings to the Company. These savings result from the customer opening its line of credit directly to the manufacturer, allowing the manufacturer to ship the goods directly to the customer. Under such arrangement the Company does not incur any interest cost under its line of credit or for any shipping costs.

MARKETING

    The Company's strategy is to initially gain entrance to new accounts with one or two of its products, and thereafter develop such account. The Company's goal is to ultimately become its customers' primary consumer electronics supplier.

    The Company does not undertake any direct advertising. However, the Company's retail customers place advertisements that generally promote the Company's brand names in newspapers and other publications, catalogs, flyers and by displaying point-of-purchase advertising. Under such co-op advertising arrangements, the Company generally pays the customer a small percentage of sales by the retailer of the Company's products featured in such advertising. The Company markets its products to retailers at trade shows, including the Consumer Electronics Show held in Las Vegas, Nevada in January of each year.

    Aaron Herzog, the Company's President, has established significant contacts and is directly responsible for handling the accounts of the Company's primary customers. The Company intends to utilize a portion of the Offering proceeds to retain additional in-house sales personnel who can expand upon Mr. Herzog's existing relationships.

    A portion of the Company's sales are made through independent sales representatives, which receive sales commissions and work closely with Company sales personnel. The Company has 11 independent sales representatives based in Canada and the United States. The outside sales representatives also sell, in addition to the Company's products, allied, but generally non-competitive products. In most instances, either party may terminate a sales representative relationship on 30 days prior notice in accordance with customary industry practice.

MANUFACTURING

    The Company is responsible for the final design and specifications of all of its products. Actual assembly is performed by one of its independent manufacturers in accordance with specifications mandated by the Company.

    During both the nine months ended February 28, 1998, and Fiscal 1997, the Company's three largest independent manufacturers, which are located in Hong Kong, supplied approximately 17.0% of the Company's total products. The Company changes suppliers from time to time as market conditions require. Substantially all of these suppliers assemble products with components manufactured by third parties. The Company believes that this is the standard method of operating and contracting for the manufacture of products in the consumer electronics industry. During production, the Company's employees coordinate with the independent manufacturers' facilities to monitor and facilitate timely manufacture and delivery of products produced to the Company's specifications.

    The Company considers its relationships with its independent manufacturers and component suppliers to be good and believes that, absent extreme circumstances affecting the supply of materials or the demand on manufacturing time, the supply of products will be available when needed. The Company does not maintain long-term purchase contracts with manufacturers and operates principally on a purchase order basis. The Company believes that it is not currently dependent on any single manufacturer for any of its products, and that the loss of any one manufacturer would not have a long-term material adverse effect on the Company because other independent manufacturers with which the Company does business would be able to increase production to fulfill the Company's requirements. However, the loss of a significant supplier could, in the short-term, materially and adversely affect the Company's business until alternative supply arrangements could be secured. See "Risk Factors--Dependence on Third Party Manufacturers and Suppliers."

QUALITY CONTROL

    The Company employs a quality control inspector who inspects the Company's products before each shipment is sent from its manufacturers to ensure that such products meet both the Company's quality standards and industry standards. Additionally, the Company's quality control team does a second quality control inspection when its products arrive in either the United States or Canada. If the Company's quality control team feels that the tested products do not meet both the Company's standards and industry standards, such products are not accepted by the Company for shipment to its customers and are returned to the manufacturer, without any expense to the Company.

PRODUCT RETURNS AND WARRANTY CLAIMS

    The Company offers its customers limited warranties comparable to those offered to retailers by its competitors and accepts returns from its customers in accordance with customary industry practices, on most of its products. If a low priced item is returned, the Company generally does not repair the item, but will generally return it to the manufacturer for either credit or exchange. Higher priced items returned to the Company are generally repaired with parts supplied by the manufacturer. The Company generally has the ability to return all defective products to the manufacturer for either credit or exchange.

BACKLOG

    From time-to-time, the Company has substantial orders from customers on hand. Management believes, however, that backlog is not a significant factor in its operations. As of April 30, 1998, the Company had a backlog of approximately $4,500,000. Backlog consists of purchase orders and commitments which are to be filled within the next two months. However, since orders and commitments may be rescheduled or canceled, management believes that backlog is an inconclusive indicator of future financial performance. Notwithstanding the foregoing, the ability of management to correctly anticipate and provide for inventory requirements is essential to the successful operation of the Company's business. The Company has historically funded its inventory by drawing on its line of credit and by utilizing loans from its principal stockholders. See "Management's Discussion and Analysis of Financial Condition" and "Certain Transactions."

TRADEMARKS

    The Company has trademarked the names "Curtis" and "CTP Worx" in Canada and has applied for such trademarks in the United States and other countries. The Company intends to renew all such trademarks before their expiration. The Company does not consider the "Curtis" and "CTP Worx" trademarks to be of material importance to its business.

REGULATION

    Most of the Company's customers (as well as several state and local authorities) require that the Company's products meet the electrical safety standards of the Underwriters Laboratories, Inc. The Company ensures that all of its products sold in Canada and the United States which require electrical safety approval are registered with either the Underwriters Laboratories, Inc., Canadian Standards Association or Warnock Hersey. Certain of the Company's products sold for use in the United States must be registered with and approved by the FCC. Products sold in Canada must comply with the standards of the Canadian Standards Association. The Company has not experienced difficulty in satisfying such standards.

COMPETITION

    The consumer electronics industry is extremely competitive and is dominated by large well-capitalized companies. The Company competes with the entire electronics industry for consumer dollars, shelf space and promotional displays for products and sales support. The Company's competitors may not rely on external financing or relationships with independent manufacturers to the same extent as the Company. Furthermore, the Company's competitors may have cost advantages depending on labor costs, currency exchange rates and other factors in the countries where their manufacturing operations take place, relative to the countries where the Company's products are manufactured. The Company has adopted a marketing strategy that targets the value-priced segment of the consumer electronics market, which is particularly price sensitive. There is competition among a number of brands in this market, including Emerson, Newtech and GPX, as well as foreign-based manufacturers and distributors. In addition, although General Electric, Sony, Aiwa and Panasonic brand products are not currently emphasized in the value-priced segment of the market, they do compete with the Company's products for consumer dollars, shelf space and sales support. To the extent that these brands compete directly with the Company's brands on the basis of price, or their product prices were otherwise reduced, the Company's ability to market and sell competitive products could be severely affected, which would have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

    As of May 15, 1998, the Company employs 37 persons, which include two senior executives, four administrative personnel, 17 support staff, and 14 full-time non-unionized hourly laborers. The Company believes that its relationships with its employees are good. The Company is not party to any collective bargaining agreement, nor is the Company aware of any effort to organize employees of the Company into any union or similar organization.

PROPERTIES

    The Company leases the following premises:

                                                                                                       CURRENT
LOCATION                                ADDRESS                      EXPIRATION DATE    SQUARE FEET  ANNUAL RENT
--------------------  -------------------------------------------  -------------------  -----------  ------------

Toronto, Ontario      7 Kodiak Crescent (Principal Executive       August 31, 1998          38,500    $  148,225
                      Offices and Warehouse)

Toronto, Ontario      125 Martin Ross Road (Warehouse)             Month to month            7,300    $   32,100

Toronto,Ontario       66 Penn Drive (Warehouse)                    July 30, 1998             9,000    $   57,780

Montreal,Quebec       8170 Montview (Sales and Marketing)          October 31, 1998          2,500    $   20,375

    All of the premises the Company presently occupies are leased. Management believes its current facilities are adequate and suitable for its present business, but is seeking larger space to consolidate its warehouses and principal executive office into one facility in Toronto, Canada, to facilitate its expected growth. Although no facility has yet been identified, the Company intends to use a portion of the net proceeds of this Offering to pay the expenses associated with such relocation. See "Use of Proceeds."

    The Company also receives shipment of its products from its manufacturers at 100 Sonwil Drive, Buffalo, New York, an independently operated distribution center which ships the Company's products to certain of the Company's customers. The Company does not lease or own such facility but rather pays a usage charge for each case of product shipped to such location. The Company owns a condominium in Florida which it intends to sell prior to the completion of the Offering.

LEGAL PROCEEDINGS

    The Company is not involved in any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information concerning the Directors and Executive Officers of the Company:

NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
Aaron Herzog.........................................          37   President, Chief Executive Officer and Director
Jacob Herzog.........................................          46   Chairman, Treasurer, Secretary and Director
Aaron Grubner........................................          50   Director

    Set forth below is a biographical description of each director and executive officer of the Company based on information supplied by each of them.

    AARON HERZOG is a co-founder of Curtis International Ltd., and has served as the Company's President, Chief Executive Officer and Director since its formation in 1990. Mr. Herzog also acts as a sales representative for the Company. Mr. Herzog earned a degree in Management from McGill College in 1981.

    JACOB HERZOG is a co-founder of Curtis International Ltd., and has served as the Company's Chairman, Treasurer, Secretary and Director since its formation in 1990. Mr. Herzog has been in the consumer electronics business since the early 1970's.

    AARON GRUBNER has served as a Director of the Company since May 1998. Mr. Grubner is a founding member of the law firm of Grubner, Krauss and represents the Company with respect to corporate and commercial matters. See "Legal Matters." Mr. Grubner is a lawyer admitted to practice before The Bar of the Province of Ontario. He has been practicing law since 1973, primarily corporate and commercial law in Toronto, Ontario.

    Aaron Herzog and Jacob Herzog are brothers. There are no other family relationships among the Company's directors and executive officers.

    The term of office of each Director is until the next annual meeting of stockholders and until a successor is elected and qualified or until the Director's earlier death, resignation or removal from office. Executive officers hold office until their successors are chosen and qualified, subject to earlier removal by the Board of Directors.

    For the period of three years after the Effective Date, the Representative shall have the right to designate a nominee to the Company's Board of Directors. See "Underwriting." Immediately after the Effective Date, the Company intends to appoint James S. Cassel as the nominee of the Representative. Mr. Cassel is a shareholder, executive officer and director of the Representative. The Company also intends to appoint an additional independent director.

COMMITTEES OF THE BOARD

    The Company's Board of Directors will have an Audit Committee, comprised of Jacob Herzog, Aaron Grubner and an independent director, and a Compensation Committee, comprised of Aaron Herzog, Aaron Grubner and an independent director.

COMPENSATION OF DIRECTORS

    The Company has not paid compensation to any director for acting in such capacity. The Company is currently reviewing its policy on compensation of outside directors and may pay outside directors in the future.

EXECUTIVE COMPENSATION

    The following table sets forth certain information regarding compensation paid by the Company during each of the last three fiscal years to the Company's Chief Executive Officer and to each of the Company's executive officers who earned in excess of $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                                       ANNUAL COMPENSATION
                                                                       ---------------------------------------------------
                                                                                                               OTHER
                                                                                                               ANNUAL
NAME AND PRINCIPAL POSITION                                              YEAR      SALARY       BONUS     COMPENSATION(1)
---------------------------------------------------------------------  ---------  ---------  -----------  ----------------
Aaron Herzog(2),President,...........................................       1997  $  28,000   $       0     $    213,962
 Chief Executive Officer.............................................       1996     30,000           0           53,220
 and Director........................................................       1995     55,000           0           54,000
Jacob Herzog(3),Chairman,............................................       1997  $  33,000   $       0     $    213,963
 Treasurer, Secretary and............................................       1996     36,000           0           53,220
 Director............................................................       1995     55,000           0           54,000

------------------------

(1) Represents compensation paid to corporations controlled by such persons. See "Certain Transactions."

(2) In addition, Aaron Herzog's wife received annual compensation of $35,000 in each of the years 1995, 1996 and 1997 in her capacity as an administrative assistant at the Company.

(3) In addition, Jacob Herzog's wife received annual compensation of $35,000 in each of the years 1995, 1996 and 1997 in her capacity as an administrative assistant at the Company.

EMPLOYMENT AGREEMENTS

    Upon the Effective Date, the Company will enter into two year employment agreements with each of Aaron Herzog and Jacob Herzog. Such employment agreements will provide for annual salaries of $175,000 with an annual bonus of $25,000 if the Company meets certain financial projections. In addition, each will be entitled to a $1,000 per month car allowance.

STOCK OPTION PLAN

    The Plan will be administered by the compensation committee or the Board of Directors, who determine among other things, those individuals who shall receive options, the time period during which the options may be partially or fully exercised, the number of shares of Common Stock issuable upon the exercise of the options and the option exercise price.

    The Plan is effective for a period for ten years, expiring in 2008. Options may be granted to officers, directors, consultants, key employees, advisors and similar parties who provide their skills and expertise to the Company. The Plan is designed to enable management to attract and retain qualified and competent directors, employees, consultants and independent contractors. Options granted under the Plan may be exercisable for up to ten years, require a minimum two year vesting period, and shall be at an exercise price all as determined by the Board. Options are non-transferable except by the laws of descent and distribution or a change in control of the Company, as defined in the Plan, and are exercisable only by the participant during his or her lifetime. Change in control includes (i) the sale of substantially all of the assets of the Company and merger or consolidation with another Company, or (ii) a majority of the Board changes other than by election by the stockholders pursuant to Board solicitation or by vacancies filled by the Board caused by death or resignation of such person.

    If a participant ceases affiliation with the Company by reason of death, permanent disability or retirement at or after age 70, the option remains exercisable for one year from such occurrence but not beyond the option's expiration date. Other types of termination allow the participant three months to exercise, except for termination for cause which results in immediate termination of the option.

    The exercise price of an option may not be less than the fair market value per share of Common Stock on the date that the option is granted in order to receive certain tax benefits under the Income Tax Act of Canada (the "ITA"). The ITA requires that the exercise price of all future options will be at least 85% of the fair market value of the Common Stock on the date of grant of the options. A benefit equal to the amount by which the fair market value of the shares at the time the employee acquires them exceeds the total of the amount paid for the shares or the amount paid for the right to acquire the shares shall be deemed to be received by the employee in the year the shares are acquired pursuant to paragraph 7(1) of the ITA. Where the exercise price of the option is equal to the fair market value of the shares at the time the option is granted, paragraph 110(1)(d) of the ITA allows a deduction from income equal to one quarter of the benefit as calculated above. If the exercise price of the option is less than the fair market value at the time it is granted, no deduction under paragraph 110(1)(d) is permitted. Options granted to any non-employees, whether directors or consultants or otherwise will confer a tax benefit in contemplation of the person becoming a stockholder pursuant to subsection 15(1) of the ITA. The Company, however, has agreed not to grant any options under the Plan at less than 100% of the fair market value of the Common Stock. Additionally, the Company has agreed not to issue any options pursuant to the Plan to either Aaron Herzog or Jacob Herzog.

    Options may not be transferred by an optionee other than by will or the laws of descent and distribution, and, during the lifetime of an optionee, the option will be exercisable only the optionee.

    Options under the Plan must be issued within ten years from the effective date of the Plan.

    Any unexercised options that expire or that terminate upon an employee's ceasing to be employed by the Company become available again for issuance under the Plan.

    The Plan may be terminated or amended at any time by the Board of Directors, except that the number of shares of Common Stock reserved for issuance upon the exercise of options granted under the Plan may not be increased without the consent of the stockholders of the Company.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information, as of the date hereof, and as adjusted to give effect to the Offering and the transactions contemplated thereby, with respect to the beneficial ownership of the Common Stock by (i) each person known to the Company to beneficially own more than 5% of the outstanding shares of Common Stock, (ii) each executive officer and director of the Company and (iii) all executive officers and directors of the Company as a group:

           PERCENTAGE OF OUTSTANDING COMMON STOCK BENEFICIALLY OWNED

                                                                                                       PERCENTAGE
                                                                                                   BENEFICIALLY OWNED
                                                                                                ------------------------
                                                                           NUMBER OF SHARES OF
NAME AND ADDRESS OF                                                           COMMON STOCK        BEFORE        AFTER
  BENEFICIAL OWNER(1)                                                      BENEFICIALLY OWNED    OFFERING     OFFERING
-------------------------------------------------------------------------  -------------------  -----------  -----------
Aaron Herzog(2)(5).......................................................        1,924,000            48.1%        35.0%
Jacob Herzog(3)(5).......................................................        1,924,000            48.1%        35.0%
Ranch Limited(4).........................................................          152,000             3.8%         0.0%
Aaron Grubner............................................................                0          --           --
All Executive Officers and Directors as a Group (3 persons)..............        3,848,000            96.2%        70.0%

------------------------

(1) Unless otherwise indicated, the address is c/o Curtis International Ltd, 7 Kodiak Crescent, Downsview, Ontario M3J 3E5.

(2) Consists of 1,832,333 shares of Common Stock owned directly by Aaron Herzog and 91,667 shares of Common Stock owned by the A&E Herzog Family Trust of which Aaron Herzog and Evelyn Fisher Herzog are the Trustees.

(3) Consists of 1,804,953 shares of Common Stock owned by Jacob Herzog and 119,047 shares of Common Stock owned by the Herzog Family Trust of which Jacob Herzog, Beatrice Herzog and Aaron Grubner are the Trustees.

(4) The beneficial owner of Ranch Limited, the Selling Stockholder, is Tzvi Ralbag, the son-in-law of Jacob Herzog. Ranch Limited will sell 152,000 shares of its Common Stock in this Offering, which represents all of the shares of Common Stock owned by Ranch Limited.

(5) Aaron and Jacob Herzog are parties to a voting trust agreement which provides that they will vote their shares together.

                              CERTAIN TRANSACTIONS

    Aaron Herzog and Jacob Herzog advanced monies to the Company, which advances are evidenced by promissory notes which are non-interest bearing to November 30, 1997. Had such advances been valued at the current value of cash flows at the Company's current rate of borrowing, the advances would have been valued at $832,295 in 1997 and $761,575 in 1996. As of December 1, 1997 the advances bear interest at the rate of 8% per annum and are repayable in six quarterly installments in the 18 month period after the Offering. The repayment of such loans on a quarterly basis is contingent on the Company reporting profitability for such quarter on a post-tax basis and the Company obtaining the consent of CIBC to such repayment. The loans were utilized for working capital to fund the Company's expansion.

    During the Fiscal 1997 and Fiscal 1996, the Company paid an aggregate of $427,925 and $106,440, respectively, to companies controlled by Aaron Herzog and Jacob Herzog. These fees were in consideration for the companies providing the Company with the services of Messrs. Aaron and Jacob Herzog. See
"Management--Executive Compensation."

    During 1996 and 1997, the Company occupied office and warehouse space which was owned by Worldwide Holdings Limited ("Worldwide"), a company owned by Jacob Herzog. The Company paid rent of $140,000 during 1996, $140,000 during 1997 and $11,667 for the month of January 1998, to Worldwide. Additionally, the Company guaranteed the mortgage payments due from Worldwide to a mortgage corporation in the principal amount of $1,305,000. The guarantee was also secured by the issue of a collateral debenture containing a fixed charge and a floating charge on the assets of the Company. On January 30, 1998, Worldwide sold the office and warehouse space to an independent third party. The Company paid Worldwide a lease cancellation fee of $157,271. Thus, Worldwide no longer acts as landlord to the Company. In addition, on May 29, 1998, Worldwide was amalgamated with and into the Company.

    The Company has secured a line of credit facility with Canadian Imperial Bank of Commerce bank, which bears interest at the bank's prime lending rate plus 0.375% per annum. As security, the Company has provided a general assignment of accounts receivable, a general security agreement and an assignment of fire insurance on the business assets, with personal guarantees by Aaron Herzog and Jacob Herzog and companies they control. The Company's line of credit extends to $5,800,000.

    Aaron Grubner is a partner with the law firm of Grubner, Krauss, which serves as counsel to the Company. The Company has paid legal fees to Grubner, Krauss for services rendered. See "Legal Matters."

    All future transactions between the Company and its officers, directors or 5% stockholders, and their affiliates, will be on terms no less favorable than could be obtained from unaffiliated third parties.

                           DESCRIPTION OF SECURITIES

    The total authorized capital stock of the Company consist of 15,000,000 shares of Common Stock, with no par value, and 1,000,000 shares of Preferred Stock, with no par value per share. The following descriptions contain all material terms and features of the Securities of the Company, are qualified in all respects by reference to the Articles of Incorporation and Bylaws of the Company, copies of which are filed as Exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

    The Company is authorized to issue up to 15,000,000 of shares of Common Stock, no par value per share, of which as of the date of this Prospectus, 4,000,000 shares of Common Stock are outstanding, not including the Shares offered herein. All outstanding Shares of common stock are, and all shares of Common Stock to be outstanding upon the closing of this Offering will be validly authorized and issued, fully paid, and non-assessable.

    The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of Common Stock are entitled to receive ratably dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining, if any, after payment of liabilities. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities.

    Pursuant to the Business Corporation Act, Ontario ("BCA"), a stockholder of an Ontario Corporation has the right to have the corporation pay the stockholder the fair market value for his shares of the corporation in the event such stockholder dissents to certain actions taken by the corporation such as amalgamation or the sale of all or substantially all of the assets of the corporation and such stockholder follows the procedures set forth in the BCA.

PREFERRED STOCK

    The Company's Articles of Incorporation authorize the issuance of up to 1,000,000 shares of Preferred Stock with designations, rights and preferences determined from time to time by its Board of Directors. Accordingly, the Company's Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, or other rights that could adversely affect the rights of the holders of the Common Stock. Although the Company has no present intention to issue any shares of its Preferred Stock, there can be no assurance that it will not do so in the future.

TRANSFER AGENT AND REGISTRAR

    The transfer agent, registrar and warrant agent for the Common Stock is Continental Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon the consummation of this Offering, the Company will have 5,498,000 shares of Common Stock outstanding. In addition, the Company has reserved for issuance 400,000 shares upon the exercise of options eligible for grant under the Plan, none of which have been granted. Of the shares to be issued and outstanding after this Offering, the 1,650,000 Shares offered hereby (plus any additional Shares sold upon exercise of the Over-Allotment Option) will be freely tradeable without restriction or further registration under the Act, except for any shares purchased or held by an "affiliate" of the Company (in general, a person who has a control relationship with the Company) which will be subject to the limitations of Rule 144 adopted under the Act ("Rule 144"). The remaining 3,848,000 shares of Common Stock are "restricted securities" as that term is defined under Rule 144, and may not be sold unless registered under the Act or exempted therefrom. All of the 3,848,000 restricted shares are currently eligible to be sold in accordance with the exemptive provisions and the volume limitations of Rule 144, however, the owners of such shares have agreed with the Representative not to offer, sell or otherwise dispose of their shares until 18 months from the Effective Date without the consent of the Representative, except pursuant to gifts or pledges in which the donee or pledgee agrees to be bound by such restrictions. These agreements are enforceable only by the parties thereto, and are subject to rescission or amendment at any time without approval of other stockholders.

    Sales of the Company's Common Stock by certain of the present stockholders in the future, under Rule 144, may have a depressive effect on the price of the Company's Common Stock.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following describes the principal United States federal income tax consequences of the purchase, ownership and disposition of the Common Stock by a stockholder, that is a citizen or resident of the United States or a United States domestic corporation or that otherwise will be subject to United States federal income tax (a "U.S. Holder"). This summary is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations, changes to any of which subsequent to the date of this Prospectus may affect the tax consequences described herein. This summary discusses only the principal United States federal income tax consequences to those beneficial owners holding the securities as capital assets within the meaning of Section 1221 of the Code and does not address the tax treatment of a beneficial owner that owns 10% or more of the Common Stock. It is for general guidance only and does not address the consequences applicable to certain specialized classes of taxpayers such as certain financial institutions, insurance companies, dealers in securities or foreign currencies, or United States persons whose functional currency (as defined in Section 985 of the Code) is not the United States dollar. Persons considering the purchase of these securities should consult their tax advisors with regard to the application of the United

States and other income tax laws to their particular situations. In particular, a U.S. Holder should consult his tax advisor with regard to the application of the United States federal income tax laws to his situation.

COMMON STOCK

    A U.S. Holder generally will realize, to the extent of the Company's current and accumulated earnings and profits, foreign source ordinary income on the receipt of cash dividends, if any, on the Common Stock equal to the United States dollar value of such dividends determined by reference to the exchange rate in effect on the day they are received by the U.S. Holder (with the value of such dividends computed before any reduction for any Canadian withholding tax). U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any dividends received which are converted into United States dollars on a date subsequent to receipt. Subject to the requirements and limitations imposed by the Code. a U.S. Holder may elect to claim Canadian tax withheld or paid with respect to dividends on the Common Stock as a foreign credit against the United States federal income tax liability of such holder. Dividends on the Common Stock generally will constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for United States foreign tax credit purposes. U.S. Holders who do not elect to claim any foreign tax credits may claim a deduction for Canadian income tax withheld. Dividends paid on the Common Stock will not be eligible for the dividends received deduction available in certain cases to United States corporations.

    Upon a sale or exchange of a share of Common Stock, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized on such sale or exchange and the tax basis of such Common Stock.

    Generally, any gain or loss recognized as a result of the foregoing will be a capital gain or loss and will either be long-term or short-term depending upon the period of time the Common Stock sold or exchanged, as the case may be, was held.

    THIS SUMMARY IS OF GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PROSPECTIVE INVESTOR AND NO REPRESENTATION WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR INVESTOR IS MADE.

                             INVESTMENT CANADA ACT

    The Investment Canada Act is a Federal Canadian statute which regulates the acquisition of control of existing Canadian businesses and the establishment of new Canadian businesses by an entity that is a "non-Canadian" as that term is defined in the Investment Canada Act.

    The Company believes that it is not currently a "non-Canadian" for purposes of the Investment Canada Act. If the Company were to become a "non-Canadian" in the future, acquisitions of control of Canadian businesses by the Company would become subject to the Investment Canadian Act. Generally, the direct acquisition by a "non-Canadian" of an existing Canadian business with gross assets of Cdn$5,000,000 or more is reviewable under the Investment Canada Act, with a threshold of Cdn$168 million for 1996 for "NAFTA investors" as defined under the Investment Canada Act.

    Indirect acquisitions of existing Canadian businesses (with gross assets over certain threshold levels) as well as acquisitions of businesses related to Canada's cultural heritage or national identity (regardless of the value of assets involved) may also be reviewable under the Investment Canada Act. In addition, acquisitions of control of existing investments to establish new, unrelated businesses are not generally reviewable but do require that a notice of the investment be given under the Investment Canada Act. An investment in a new business that is related to the non-Canadian's existing business in Canada is not notifiable under the Investment Canada Act unless such investment relates to Canada's cultural heritage or national identity.

    Investments which are reviewable under the Investment Canada Act are reviewed by the Minister, designated as being responsible for the administration of the Investment Canada Act. Reviewable investments may not be implemented prior to the Minister determining that the investment is likely to be of "net benefit to Canada" based on the criteria set out in the Investment Canada Act.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement, each of the Underwriters named below, for whom Barber & Bronson Incorporated is acting as Representative, has severally agreed to purchase from the Company and the Selling Stockholder, and the Company and the Selling Stockholder have agreed to sell to the Underwriters, on a firm commitment basis, the respective number of shares of Common Stock set forth below opposite each such Underwriter's name:

UNDERWRITERS                                                                 NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
Barber & Bronson Incorporated..............................................

Total......................................................................       1,650,000

    The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and certain certificates from the Selling Stockholder. The nature of the Underwriters' obligation is such that they are committed to purchase and pay for all the Shares if any are purchased.

    The Underwriters have advised the Company that they propose to offer the Shares to the public at the public offering price set forth on the cover page of this Prospectus and that they may allow to selected dealers who are members of
the NASD, concessions of not in excess of $         per Share, of which not more
than $.      per Share may be re-allowed to certain other dealers who are members of the NASD. After the initial public offering, the public offering prices, concessions and reallowances may be changed.

    The Underwriting Agreement further provides that the Underwriters will receive a non-accountable expense allowance of 3% of the aggregate public offering price of the Shares sold hereunder (including any Shares sold pursuant to the Over-Allotment Option), which allowance amounts to $247,500 (or $284,625 if the Over-Allotment Option is exercised in full), of which $25,000 has been paid to date.

    The Company has granted to the Underwriters the Over-Allotment Option, which is exercisable for a period of 45 days after the Closing, to purchase up to an aggregate 247,500 additional shares (up to 15% of the shares being offered hereby) at the public offering price, less underwriting discounts and commissions, solely to cover over-allotments, if any.

    The Company has agreed to sell to the Underwriters for a nominal consideration, the Underwriters' Warrants to purchase up to 165,000 Shares, exclusive of the Over-Allotment Option. The Underwriters' Warrants will be nonexercisable for one year after the date of this Prospectus. Thereafter, for a period of four years, the Underwriters' Warrants will be exercisable at $5.50 per Share of Common Stock (110% of the initial public offering price). The Company has agreed to file, during the four year period beginning one year from the Effective Date of this Prospectus, on one occasion at the Company's cost, at the request of the holders of a majority of the Underwriters' Warrants and the underlying shares of Common Stock, and to use its best efforts to cause to become effective, a post-effective amendment to the Registration Statement or a new registration statement under the Securities Act, as required to permit the public sale of Common Stock issued or issuable upon exercise of the Underwriters' Warrants. In addition, the Company has agreed to give advance notice to holders of the Underwriters' Warrants of its intention to file certain registration statements commencing one year and ending four years after the Effective Date, and in such case, holders of such Underwriters' Warrants or underlying shares of Common Stock shall have the right to require the Company to include all or part of such shares of Common Stock underlying such Underwriters' Warrants in such registration statement at the Company's expense.

    For the life of the Underwriters' Warrants, the holders thereof are given, at nominal costs, the opportunity to profit from a rise in the market price of the Company's securities with a resulting dilution in the interest of other stockholders. Further, the holders may be expected to exercise the Underwriters' Warrants at a time when the Company would in all likelihood be able to obtain equity capital on terms more favorable than those provided in the Underwriters' Warrants.

    The Company has agreed that upon closing of this Offering, that the Representative shall have the right to designate a nominee to the Company's Board of Directors for a period of three years from the Effective Date. In addition, management of the Company will obtain agreements from each of the pre-offering stockholders to vote all shares of the Company's securities owned by him or her, whether directly or indirectly, in favor of such nominee.

    The Company has agreed to retain Catalyst Financial Corp., an affiliate of the Representative, as the Company's financial consultant for a period of two years to commence on the closing of this Offering, at a monthly fee of $3,437.50, an aggregate of $82,500 (1% of the gross proceeds of the Offering), all of which shall be payable in advance on the closing of the Offering. Pursuant to this agreement, Catalyst Financial Corp. shall provide advisory services related to merger and acquisition activity, corporate finance and other matters. Catalyst Financial Corp. will be paid a fee in the event a merger, acquisition or similar activity is undertaken by the Company.

    The public offering price of the Shares offered hereby has been determined by negotiation between the Company and the Representative. Factors considered in determining the offering price of the Shares offered hereby included the business in which the Company is engaged, the Company's financial condition, an assessment of the Company's management, the general condition of the securities markets and the demand for similar securities of comparable companies.

    In connection with this Offering, the Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing their respective market prices. The Underwriters also may create a short position for the account of the Underwriters by selling more shares of Common Stock in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase shares of Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position by exercising the Over-Allotment Option. In addition, the Underwriters may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offering) for the account of other Underwriters, the selling concession with respect to shares of Common Stock that are distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken they may be discontinued at any time.

    The Underwriting Agreement provides for reciprocal indemnification between the Company and the Underwriters against certain liabilities in connection with this Offering, including liabilities under the Securities Act.

    The foregoing is a summary of the material terms of the Underwriting Agreement, the Underwriters' Warrant and the Financial Consulting Agreement. Reference is made to the copies of the Underwriting Agreement, the Underwriters' Warrant and the Financial Consulting Agreement, which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

                                 LEGAL MATTERS

    Certain legal matters relating to Canadian law, including the validity of the issuance of the Common Stock offered herein, will be passed upon for the Company by Grubner, Krauss, 5140 Yonge Street, Suite 1540, North York, Ontario, Canada M2N 6L7. Aaron Grubner, a partner of Grubner, Krauss, is a director of the Company. Certain legal matters in connection with the Offering will be passed upon for the Company by its United States counsel, Gersten, Savage, Kaplowitz & Fredericks, LLP, 101 East 52nd Street, New York, New York 10022. Certain legal matters will be passed upon for the Underwriters by Broad and Cassel, a general partnership including professional associations, 201 South Biscayne Boulevard, Suite 3000, Miami, Florida 33131.

                                    EXPERTS

    The financial statements of the Company for each of the two fiscal years in the periods ended May 31, 1996 and 1997, appearing in this Prospectus and Registration Statement have been audited by Schwartz Levitsky Feldman, Chartered Accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission a Registration Statement under the Act with respect to the Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement and the exhibits thereto, and references are made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of any documents are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement, including exhibits and schedules filed therewith, may be inspected without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and its public reference facilities in New York, New York and Chicago, Illinois upon payment of the prescribed fees. Electronic registration statements filed through the Electronic Data Gathering, Analysis, and Retrieval System are publicly available through the Commission's Website (http://www.sec.gov). At the date hereof, the Company was not a reporting company under the Exchange Act.

                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

    The Bylaws of the Company provide that the Company shall indemnify to the fullest extent permitted by Canadian law directors and officers (and former officers and directors) of the Company. Such indemnification includes all costs and expenses and charges reasonably incurred in connection with the defense of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been an officer or director of the Company if such person was substantially successful on the merits in his or her defense of the action and he or she acted honestly and in good faith with a view to the best interests of the Company, and if a criminal or administrative action that is enforced by a monetary penalty, such person had reasonable grounds to believe his or her conduct was lawful.

    The Underwriting Agreement provides for reciprocal indemnification between the Company and the Underwriters against certain liabilities in connection with this Offering, including liabilities under the Securities Act.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company and the Underwriters pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses, incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person or by the Underwriters in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                           CURTIS INTERNATIONAL LTD.

                              FINANCIAL STATEMENTS

                 AS OF FEBRUARY 28, 1998 AND FEBRUARY 28, 1997
                                  (UNAUDITED)

                      AS OF MAY 31, 1997 AND MAY 31, 1996

                         TOGETHER WITH AUDITORS' REPORT

                           CURTIS INTERNATIONAL LTD.

                              FINANCIAL STATEMENTS
                 AS OF FEBRUARY 28, 1998 AND FEBRUARY 28, 1997
                                  (UNAUDITED)
                      AS OF MAY 31, 1997 AND MAY 31, 1996
                         TOGETHER WITH AUDITORS' REPORT

                               TABLE OF CONTENTS

Report of Independent Auditors........................................................          1

Balance Sheet.........................................................................          2

Statement of Income and Retained Earnings.............................................          3

Statement of Cash Flows...............................................................          4

Statement of Stockholders' Equity.....................................................          5

Notes to Financial Statements.........................................................       6-13

                                     SUPPLEMENTARY SCHEDULES

Schedule of Cost of Sales.............................................................         14

Schedule of Expenses..................................................................         15

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Curtis International Ltd.

    We have audited the accompanying balance sheets of Curtis International Ltd. (incorporated in Canada) and subsidiaries as of May 31, 1997 and 1996 and the related statements of income, cash flows and changes in stockholders' equity for the years ended May 31, 1997 and 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curtis International Ltd. as of May 31, 1997 and 1996 and the results of their operations and their cash flows for the years ended May 31, 1997 and 1996, in conformity with generally accepted accounting principles in the United States of America.

Toronto, Ontario                                   /s/ Schwartz Levitsky Feldman

July 31, 1997                                              Chartered Accountants

                           CURTIS INTERNATIONAL LTD.

                                 BALANCE SHEET

                          AS AT MAY 31 AND FEBRUARY 28

                       (AMOUNTS EXPRESSED IN US DOLLARS)

                                                                FEBRUARY     FEBRUARY       MAY         MAY
                                                                  1998         1997         1997        1996
                                                                    $            $           $           $
                                                               -----------  -----------  ----------  ----------
                                                               (UNAUDITED)  (UNAUDITED)
                                                                (NOTE 1)     (NOTE 1)
ASSETS
CURRENT ASSETS
  Cash.......................................................   2,015,874      277,798    1,251,542     645,090
  Accounts receivable (note 2)...............................   5,501,124    2,083,453    1,813,898   1,927,738
  Inventory (note 3).........................................   1,931,137      964,071    1,340,874   1,351,549
  Prepaid expenses and sundry assets.........................      --           --            8,699       6,517
  Current portion of mortgage receivable (note 4)............         900          800          852         788
  Income taxes recoverable...................................      --           11,985       11,690       4,577
                                                               -----------  -----------  ----------  ----------
                                                                9,449,035    3,338,107    4,427,555   3,936,259
MORTGAGE RECEIVABLE (note 4).................................      72,624       75,773       75,552      76,490
PROPERTY, PLANT AND EQUIPMENT (note 5).......................     174,778      188,863      176,573     193,919
                                                               -----------  -----------  ----------  ----------
                                                                9,696,437    3,602,743    4,679,680   4,206,668
                                                               -----------  -----------  ----------  ----------
                                                               -----------  -----------  ----------  ----------

LIABILITIES
CURRENT LIABILITIES
  Bank indebtedness (note 6).................................   4,967,150      495,747    1,545,656   2,009,405
  Accounts payable (note 7)..................................   2,565,678    1,751,828    1,621,346     795,117
  Current portion of advances from affiliated parties (notes
    8 and 11)................................................     371,134       --           --          --
                                                               -----------  -----------  ----------  ----------
                                                                7,903,962    2,247,575    3,167,002   2,804,522
ADVANCES FROM AFFILIATED PARTIES
  (notes 8 and 11)...........................................     371,134      705,427      861,425     845,153
                                                               -----------  -----------  ----------  ----------
                                                                8,275,096    2,953,002    4,028,427   3,649,675
                                                               -----------  -----------  ----------  ----------

STOCKHOLDERS' EQUITY
CAPITAL STOCK (note 9).......................................          80           81           81          81
CUMULATIVE TRANSLATION ADJUSTMENT............................       9,510      (20,166)     (15,215)    (16,474)
RETAINED EARNINGS............................................   1,411,751      669,826      666,387     573,386
                                                               -----------  -----------  ----------  ----------
                                                                1,421,341      649,741      651,253     556,993
                                                               -----------  -----------  ----------  ----------
                                                                9,696,437    3,602,743    4,679,680   4,206,668
                                                               -----------  -----------  ----------  ----------
                                                               -----------  -----------  ----------  ----------

   The accompanying notes are an integral part of these financial statements.

                           CURTIS INTERNATIONAL LTD.

                              STATEMENT OF INCOME

                  FOR THE PERIODS ENDED MAY 31 AND FEBRUARY 28

                       (AMOUNTS EXPRESSED IN US DOLLARS)

                                                             FEBRUARY      FEBRUARY        MAY           MAY
                                                               1998          1997          1997          1996
                                                                $             $             $             $
                                                           ------------  ------------  ------------  ------------
                                                           (UNAUDITED)   (UNAUDITED)
                                                             (NOTE 1)      (NOTE 1)
SALES (note 14)..........................................    22,341,958    11,493,389    14,914,142    14,627,378
  Cost of sales..........................................    18,342,628     9,394,577    12,173,748    11,912,927
                                                           ------------  ------------  ------------  ------------
GROSS PROFIT.............................................     3,999,330     2,098,812     2,740,394     2,714,451
                                                           ------------  ------------  ------------  ------------
EXPENSES
  Administrative.........................................     1,353,191     1,311,491     1,730,592     1,313,977
  Selling................................................       886,338       486,898       654,978       901,220
  Financial..............................................       356,758       178,253       231,445       365,577
  Lease cancellation fee.................................       157,271       --            --            --
                                                           ------------  ------------  ------------  ------------
                                                              2,753,558     1,976,642     2,617,015     2,580,774
                                                           ------------  ------------  ------------  ------------
INCOME BEFORE INCOME TAXES...............................     1,245,772       122,170       123,379       133,677
  Income taxes...........................................       500,408        25,730        30,378        33,330
                                                           ------------  ------------  ------------  ------------
NET INCOME...............................................       745,364        96,440        93,001       100,347
                                                           ------------  ------------  ------------  ------------
                                                           ------------  ------------  ------------  ------------

   The accompanying notes are an integral part of these financial statements.

                           CURTIS INTERNATIONAL LTD.

                            STATEMENT OF CASH FLOWS

                  FOR THE PERIODS ENDED MAY 31 AND FEBRUARY 28

                       (AMOUNTS EXPRESSED IN US DOLLARS)

                                                                 FEBRUARY     FEBRUARY       MAY         MAY
                                                                   1998         1997         1997       1996
                                                                     $            $           $           $
                                                                -----------  -----------  ----------  ---------
                                                                (UNAUDITED)  (UNAUDITED)
                                                                 (NOTE 1)     (NOTE 1)
Cash flows from operating activities:
  Net income..................................................      745,364       96,440      93,001    100,347
                                                                -----------  -----------  ----------  ---------
  Adjustments to reconcile net income to net cash (used in)
    provided by operating activities:
    Amortization..............................................       11,045        5,055      17,346     20,225
    Decrease (increase) in accounts receivable................   (3,687,226)    (155,715)    113,840    392,022
    Decrease (increase) in inventory..........................     (590,263)     387,478      10,675    105,463
    Decrease (increase) in income taxes recoverable...........       11,690       (7,408)     (7,113)    (4,577)
    Decrease(increase) in prepaid expenses and sundry
      assets..................................................        8,699        6,517      (2,182)     1,481
    Increase (decrease) in accounts payable and accrued
      expenses................................................      493,304      956,711     826,231    (53,397)
    Decrease (increase) in income taxes payable...............      451,028      --           --         (4,843)
                                                                -----------  -----------  ----------  ---------
      Total adjustments.......................................   (3,301,723)   1,192,638     958,797    456,374
                                                                -----------  -----------  ----------  ---------
  Net cash generated by operating activities..................   (2,556,359)   1,289,078   1,051,798    556,721
                                                                -----------  -----------  ----------  ---------
Cash flows from investing activities:
  Purchases of property, plant and equipment..................       (9,250)     --           --         (2,162)
  Payment of mortgage receivable..............................        2,880          706         872        615
                                                                -----------  -----------  ----------  ---------
  Net cash used in investing activities.......................       (6,370)         706         872     (1,547)
                                                                -----------  -----------  ----------  ---------
Cash flows from financing activity:
  Increase (decrease) in bank indebtedness....................    3,421,494   (1,513,658)   (463,749)     7,353
  Increase (decrease) in advances from affiliated parties.....     (119,157)    (139,726)     16,271     89,113
  Redemption of Class B share.................................           (1)     --           --         --
                                                                -----------  -----------  ----------  ---------
                                                                  3,302,336   (1,653,384)   (447,478)    96,466
                                                                -----------  -----------  ----------  ---------
Effect of foreign currency exchange rate changes..............       24,725       (3,692)      1,260     (6,550)
                                                                -----------  -----------  ----------  ---------
Net increase (decrease) in cash and cash equivalents..........      764,332     (367,292)    606,452    645,090
Cash and cash equivalents
  --Beginning of year.........................................    1,251,542      645,090     645,090     --
                                                                -----------  -----------  ----------  ---------
  --End of year...............................................    2,015,874      277,798   1,251,542    645,090
                                                                -----------  -----------  ----------  ---------
                                                                -----------  -----------  ----------  ---------
  Interest paid...............................................      200,553      124,910     142,792    202,080
                                                                -----------  -----------  ----------  ---------
                                                                -----------  -----------  ----------  ---------
  Income taxes paid...........................................      --           --           44,221     42,284
                                                                -----------  -----------  ----------  ---------
                                                                -----------  -----------  ----------  ---------

   The accompanying notes are an integral part of these financial statements.

                           CURTIS INTERNATIONAL LTD.

                       STATEMENT OF STOCKHOLDERS' EQUITY

                       (AMOUNTS EXPRESSED IN US DOLLARS)

                                                                    COMMON                               CUMULATIVE
                                                                    STOCK                     RETAINED   TRANSLATION
                                                                  NUMBER OF      AMOUNTS      EARNINGS   ADJUSTMENTS
                                                                    SHARES          $            $            $
                                                                  ----------  -------------  ----------  -----------
Balance as of May 31, 1995......................................         100           81       473,039      (9,923)
Foreign currency translation....................................      --           --            --          (6,551)
Net income for the year.........................................      --           --           100,347      --
                                                                                       --
                                                                  ----------                 ----------  -----------
Balance as of May 31, 1996......................................         100           81       573,386     (16,474)
Foreign currency translation....................................      --           --            --          (3,692)
Net income for the period.......................................      --           --            96,440      --
                                                                                       --
                                                                  ----------                 ----------  -----------
Balance as of February 28, 1997.................................         100           81       669,826     (20,166)
Foreign currency translation....................................      --           --            --           4,951
Net loss for the period.........................................      --           --            (3,439)     --
                                                                                       --
                                                                  ----------                 ----------  -----------
Balance as of May 31, 1997......................................         100           81       666,387     (15,215)
Redemption of class B share.....................................                       (1)
Common shares issued on amalgamation (note 9)...................   4,799,900       --            --          --
Foreign currency translation....................................      --           --            --          24,725
Net income for the period.......................................      --           --           745,364      --
                                                                                       --
                                                                  ----------                 ----------  -----------
Balance as of February 28, 1998.................................   4,800,000           80     1,411,751       9,510
                                                                                       --
                                                                                       --
                                                                  ----------                 ----------  -----------
                                                                  ----------                 ----------  -----------

   The accompanying notes are an integral part of these financial statements.

                           CURTIS INTERNATIONAL LTD.

                         NOTES TO FINANCIAL STATEMENTS

      FEBRUARY 28, 1998, FEBRUARY 28, 1997, MAY 31, 1997 AND MAY 31, 1996

                       (AMOUNTS EXPRESSED IN US DOLLARS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

I) BASIS OF PRESENTATION

    The financial statements for the nine months ended February 28, 1998 and 1997 are unaudited. The interim results are not necessarily indicative of the results for any future period. In the opinion of management, the data in the financial statements reflects all adjustments necessary for a fair presentation of the results of the interim periods disclosed. All adjustments are of a normal and recurring nature.

II) PRINCIPAL ACTIVITIES

    The company was incorporated in Canada on December 12, 1990. The company is principally engaged in the distribution and sales of electronics, audio visual products and computer accessories in Canada and the United States of America.

III) BANK INDEBTEDNESS AND CASH EQUIVALENTS

    Bank indebtedness and cash equivalents include cash on hand, amounts due to banks, and any other highly liquid investments purchased with a maturity of three months or less. The carrying amount approximates fair value because of the short maturity of those instruments.

IV) OTHER FINANCIAL INSTRUMENTS

    The carrying amount of the company's other financial instruments approximate fair value because of the short maturity of these instruments or the current nature of interest rates borne by these instruments.

V) LONG-TERM FINANCIAL INSTRUMENTS

    The fair value of each of the company's long-term financial assets and debt instruments is based on the amount of future cash flows associated with each instrument discounted using an estimate of what the company's current borrowing rate for similar instruments of comparable maturity would be.

VI) INVENTORY

    Inventory is valued at the lower of cost and net realizable value. Cost is determined on the average cost basis.

VII) PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are recorded at cost and are depreciated on the declining balance basis over their estimated useful lives.

    Leasehold improvements are amortized on the straight-line basis over the term of the lease.

VIII) SALES

    Sales represent the invoiced value of goods supplied to customers. Sales are recognized upon delivery of goods and passage of title to customers.

                           CURTIS INTERNATIONAL LTD.

      FEBRUARY 28, 1998, FEBRUARY 28, 1997, MAY 31, 1997 AND MAY 31, 1996

                       (AMOUNTS EXPRESSED IN US DOLLARS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
IX) FOREIGN CURRENCY TRANSLATION

    The translation of the financial statements from Canadian dollars ("CDN $") into United States dollars is performed for the convenience of the reader. Balance sheet accounts are translated using closing exchange rates in effect at the balance sheet date and income and expense accounts are translated using an average exchange rate prevailing during each reporting period. No representation is made that the Canadian dollar amounts could have been, or could be, converted into United States dollars at the rates on the respective dates and or at any other certain rates. Adjustments resulting from the translation are included in the cumulative translation adjustments in stockholders' equity.

X) USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principals in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. ACCOUNTS RECEIVABLE

                                            FEBRUARY     FEBRUARY       MAY         MAY
                                              1998         1997         1997        1996
                                                $            $           $           $
                                           -----------  -----------  ----------  ----------
                                           (UNAUDITED)  (UNAUDITED)
                                            (NOTE 1)     (NOTE 1)
Accounts receivable......................   5,937,654    2,956,409    2,748,696   2,800,120
Less: Allowance for doubtful accounts....     436,530      872,956      934,798     872,382
                                           -----------  -----------  ----------  ----------
Accounts receivable, net.................   5,501,124    2,083,453    1,813,898   1,927,738
                                           -----------  -----------  ----------  ----------
                                           -----------  -----------  ----------  ----------

3. INVENTORY

    Inventory is comprised entirely of finished goods.

                           CURTIS INTERNATIONAL LTD.

      FEBRUARY 28, 1998, FEBRUARY 28, 1997, MAY 31, 1997 AND MAY 31, 1996

                       (AMOUNTS EXPRESSED IN US DOLLARS)

4. MORTGAGE RECEIVABLE

                                             FEBRUARY     FEBRUARY       MAY         MAY
                                               1998         1997         1997        1996
                                                $             $           $           $
                                           ------------  -----------  ----------  ----------
                                           (UNAUDITED)   (UNAUDITED)
                                             (NOTE 1)     (NOTE 1)
First mortgage, secured by land and
  building, due in 21 remaining monthly
  instalments of $577.84 including
  interest at the rate of 8% per annum
  plus a final payment of $74,945.69 due
  on February 10, 1999...................        73,524      76,573       76,404      77,278
Current portion..........................           900         800          852         788
                                           ------------  -----------  ----------  ----------
Long-term portion........................        72,624      75,773       75,552      76,490
                                           ------------  -----------  ----------  ----------
                                           ------------  -----------  ----------  ----------

5. PROPERTY, PLANT AND EQUIPMENT

                                                            MAY 31, 1997              MAY 31,
                                                 ----------------------------------    1996
                                                            ACCUMULATED              ---------
                                                   COST     AMORTIZATION     NET        NET
                                                     $           $            $          $
                                                 ---------  ------------  ---------  ---------
Land...........................................     34,253       --          34,253     34,253
Condominium....................................    137,013       28,205     108,808    114,535
Furniture and equipment........................     65,191       42,525      22,666     28,332
Automobile.....................................     39,345       33,724       5,621      8,030
Computer equipment.............................     25,200       21,327       3,873      5,532
Leasehold improvements.........................      9,422        8,070       1,352      3,237
                                                 ---------  ------------  ---------  ---------
                                                   310,424      133,851     176,573    193,919
                                                 ---------  ------------  ---------  ---------
                                                 ---------  ------------  ---------  ---------

    Amortization for the year ended May 31, 1997 amounted to $17,346; ($20,225 in May 31, 1996).

                           CURTIS INTERNATIONAL LTD.

      FEBRUARY 28, 1998, FEBRUARY 28, 1997, MAY 31, 1997 AND MAY 31, 1996

                       (AMOUNTS EXPRESSED IN US DOLLARS)

5. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

                                                      FEBRUARY 28,
                                                          1998                   FEBRUARY 28,
                                         --------------------------------------      1997
                                                      ACCUMULATED                ------------
                                            COST      AMORTIZATION      NET          NET
                                              $            $             $            $
                                         -----------  ------------  -----------  ------------
                                         (UNAUDITED)  (UNAUDITED)   (UNAUDITED)  (UNAUDITED)
                                          (NOTE 1)      (NOTE 1)     (NOTE 1)      (NOTE 1)
Land...................................      34,253        --           34,253        34,253
Condominium............................     137,013        32,285      104,728       114,535
Furniture and equipment................      65,191        46,094       19,097        23,278
Automobile.............................      39,345        34,988        4,357         8,030
Computer equipment.....................      34,450        23,255       11,195         5,532
Leasehold improvements.................       9,422         8,274        1,148         3,235
                                         -----------  ------------  -----------  ------------
                                            319,674       144,896      174,778       188,863
                                         -----------  ------------  -----------  ------------
                                         -----------  ------------  -----------  ------------

    Amortization for the period ended February 28, 1998 amounted to $11,045; ($5,055 in 1997).

6. BANK INDEBTEDNESS

    The bank indebtedness bears interest at the bank's prime lending rate plus 0.375% per annum. As security, the company has provided a general assignment of accounts receivable, a general security agreement and an assignment of fire insurance on the business assets, with guarantees by the directors and affiliated companies. An affiliated company has provided a postponement of its loan to the company. The company's line of credit extends to $5,800,000 and is limited based on a formula which relates to receivables and cashable instalments held by the company.

7. ACCOUNTS PAYABLE

                                              FEBRUARY     FEBRUARY       MAY         MAY
                                                1998         1997         1997       1996
                                                  $            $           $           $
                                             -----------  -----------  ----------  ---------
                                             (UNAUDITED)  (UNAUDITED)
                                              (NOTE 1)     (NOTE 1)
Trade payables.............................   1,239,492    1,249,462      700,098    282,079
Accrued expenses...........................   1,326,186      502,366      921,248    513,038
                                             -----------  -----------  ----------  ---------
                                              2,565,678    1,751,828    1,621,346    795,117
                                             -----------  -----------  ----------  ---------
                                             -----------  -----------  ----------  ---------

8. ADVANCES FROM AFFILIATED PARTIES

    The advances from affiliated parties are non-interest bearing to November 30, 1997. Had the advances been valued at the current value of cash flows at the companies current rate of borrowing the advances would be valued at $832,295 in 1997 and $761,575 in 1996. Interest of 54,448 would have been imputed for 1997 and interest of $49,823 would have been imputed for 1996. As of December 1, 1997 the advances bear interest at the rate of 8% per annum and are repayable in six quarterly instalments commencing after June 1998.

                           CURTIS INTERNATIONAL LTD.

      FEBRUARY 28, 1998, FEBRUARY 28, 1997, MAY 31, 1997 AND MAY 31, 1996

                       (AMOUNTS EXPRESSED IN US DOLLARS)

9. CAPITAL STOCK

AUTHORIZED

    An unlimited number of Common shares

ISSUED

                                                 FEBRUARY 28,     FEBRUARY 28,      MAY 31,      MAY 31,
                                                     1998             1997           1997         1996
                                                       $                $              $            $
                                                ---------------  ---------------  -----------  -----------
                                                  (UNAUDITED)      (UNAUDITED)
                                                   (NOTE 1)         (NOTE 1)
100 Common shares (old).......................        --                   80             80           80
1 Class B share (old).........................        --                    1              1            1
4,800,000 Common shares (new).................            80           --             --           --
                                                         ---              ---            ---          ---
                                                          80               81             81           81
                                                         ---              ---            ---          ---
                                                         ---              ---            ---          ---

    On January 26, 1998 Curtis International Ltd. amalgamated with Unique Investments Ltd. and AEG Trading Ltd. to form Curtis International Ltd. The common shares previously outstanding were cancelled and 4,800,000 common shares
(new) were issued.

    On May 31, 1998, the Company amalgamated with Worldwide Holdings Limited to form Curtis International Limited. As part of this amalgamation, the common shares previously were cancelled and 4,000,000 common shares (new) were issued.

10. TRANSACTIONS WITH AFFILIATED COMPANIES

                                                                    FEBRUARY     FEBRUARY       MAY        MAY
                                                                      1998         1997        1997       1996
                                                                        $            $           $          $
                                                                   -----------  -----------  ---------  ---------
                                                                   (UNAUDITED)  (UNAUDITED)
                                                                    (NOTE 1)     (NOTE 1)
Management fees..................................................      --           --         427,925    106,440
Rent expense.....................................................      66,719       77,189     102,587    102,767
Occupancy costs..................................................      55,796       41,520      71,132     78,203
Interest expense.................................................      15,000       --          --         --

11. CONTINGENT LIABILITIES

    The company was contingently liable to the bank for unaccepted letters of credit of approximately $1,610,000 as at May 31, 1997.

                           CURTIS INTERNATIONAL LTD.

      FEBRUARY 28, 1998, FEBRUARY 28, 1997, MAY 31, 1997 AND MAY 31, 1996

                       (AMOUNTS EXPRESSED IN US DOLLARS)

12. SEGMENTED INFORMATION

A) SALES TO MAJOR CUSTOMERS

                                         FEBRUARY      FEBRUARY        MAY           MAY
                                           1998          1997          1997          1996
                                       ------------  ------------  ------------  ------------
                                       (UNAUDITED)   (UNAUDITED)
                                         (NOTE 1)      (NOTE 1)
Sales to major customers.............  $  8,593,409  $  4,798,013  $  8,532,338  $  8,282,508
Percentage of total sales............            38%           42%           57%           57%
Accounts receivable due from major
  customers..........................  $  1,967,893  $    974,241  $  1,448,283  $  1,354,947
Percentage of total accounts
  receivable.........................            36%           47%           80%           70%

    Ongoing credit evaluations of each customer's financial condition are performed and, generally, no collateral is required. The company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations.

B) SALES BY GEOGRAPHIC AREA

                                         FEBRUARY      FEBRUARY        MAY           MAY
                                           1998          1997          1997          1996
                                       ------------  ------------  ------------  ------------
                                       (UNAUDITED)   (UNAUDITED)
                                         (NOTE 1)      (NOTE 1)
Canada...............................    12,887,395    10,030,325    12,697,084    13,371,272
United States of America.............     9,454,563     1,463,064     2,217,058     1,256,106
                                       ------------  ------------  ------------  ------------
                                         22,341,958    11,493,389    14,914,142    14,627,378
                                       ------------  ------------  ------------  ------------
                                       ------------  ------------  ------------  ------------

C) NET INCOME BY GEOGRAPHIC AREA

    The company's accounting records do not readily provide information on net income by geographic area. Management is of the opinion that the proportion of net income based principally on sales, presented below, would fairly present the results of operations by geographic area.

                                             FEBRUARY 28,  FEBRUARY 28,    MAY 31,     MAY 31,
                                                 1998          1997          1997       1996
                                                  $              $            $           $
                                             ------------  -------------  ----------  ---------
                                             (UNAUDITED)    (UNAUDITED)
                                               (NOTE 1)      (NOTE 1)
Canada.....................................      429,944        84,164    80,860         91,730
United States of America...................      315,420        12,276    12,141          8,617
                                             ------------       ------    ----------  ---------
                                                 745,364        96,440    93,001        100,347
                                             ------------       ------    ----------  ---------
                                             ------------       ------    ----------  ---------

D) IDENTIFIABLE ASSETS BY GEOGRAPHIC AREA

    All identifiable assets were located in Canada for 1998, 1997 and 1996.

                           CURTIS INTERNATIONAL LTD.

      FEBRUARY 28, 1998, FEBRUARY 28, 1997, MAY 31, 1997 AND MAY 31, 1996

                       (AMOUNTS EXPRESSED IN US DOLLARS)

12. SEGMENTED INFORMATION (CONTINUED)
E) PURCHASES FROM MAJOR SUPPLIERS

                                                 FEBRUARY       FEBRUARY        MAY         MAY
                                                   1998           1997         1997         1996
                                               -------------  -------------  ---------  ------------
                                                (UNAUDITED)    (UNAUDITED)
                                                 (NOTE 1)       (NOTE 1)
Purchases from major suppliers...............    $  --          $  --        $  --      $  2,275,563
Percentage of total purchases................       --             --           --                19%
Accounts payable due to major suppliers......    $  --          $  --        $  --      $    --
Percentage of total accounts payable.........       --             --           --           --

                           CURTIS INTERNATIONAL LTD.

                           SCHEDULE OF COST OF SALES

                  FOR THE PERIODS ENDED MAY 31 AND FEBRUARY 28

                       (AMOUNTS EXPRESSED IN US DOLLARS)

                                                           FEBRUARY 28,  FEBRUARY 28,    MAY 31,       MAY 31,
                                                               1998          1997          1997          1996
                                                                $             $             $             $
                                                           ------------  ------------  ------------  ------------
                                                           (UNAUDITED)   (UNAUDITED)
                                                             (NOTE 1)      (NOTE 1)
INVENTORY, BEGINNING OF YEAR.............................     1,340,874     1,351,549     1,351,549     1,457,011
Purchases................................................    18,932,891     9,007,099    12,163,073    11,807,465
                                                           ------------  ------------  ------------  ------------
                                                             20,273,765    10,358,648    13,514,622    13,264,476
INVENTORY, END OF YEAR...................................     1,931,137       964,071     1,340,874     1,351,549
                                                           ------------  ------------  ------------  ------------
                                                             18,342,628     9,394,577    12,173,748    11,912,927
                                                           ------------  ------------  ------------  ------------
                                                           ------------  ------------  ------------  ------------

                           CURTIS INTERNATIONAL LTD.

                              SCHEDULE OF EXPENSES

                  FOR THE PERIODS ENDED MAY 31 AND FEBRUARY 28

                       (AMOUNTS EXPRESSED IN US DOLLARS)

                                                              FEBRUARY 28,  FEBRUARY 28,   MAY 31,     MAY 31,
                                                                  1998          1997         1997        1996
                                                                   $             $            $           $
                                                              ------------  ------------  ----------  ----------
                                                              (UNAUDITED)   (UNAUDITED)
                                                                (NOTE 1)      (NOTE 1)
ADMINISTRATIVE
  Salaries..................................................      476,086       538,860      685,754     675,890
  Management fees and bonus.................................      250,767       312,431      427,925     106,440
  Donations.................................................      179,261        44,337       73,594      29,689
  Occupancy costs...........................................      145,737       122,538      164,161     166,738
  Insurance.................................................       71,908        14,522       74,957      22,479
  Professional fees.........................................       64,097        54,028       36,759      56,467
  Municipal and capital taxes...............................       54,906        91,261      101,010      97,654
  Office and general........................................       52,199        65,324       73,164      62,173
  Telephone and telex.......................................       40,759        46,140       54,448      46,983
  Fees and dues.............................................        6,426        16,995       21,474      29,239
  Amortization..............................................       11,045         5,055       17,346      20,225
                                                              ------------  ------------  ----------  ----------
                                                                1,353,191     1,311,491    1,730,592   1,313,977
                                                              ------------  ------------  ----------  ----------
                                                              ------------  ------------  ----------  ----------

SELLING
  Delivery..................................................      287,459       184,498      250,823     227,271
  Salaries, commissions and benefits........................      238,916        98,105      137,806     127,586
  Advertising, rebate and promotion.........................      172,052         4,104       13,288     296,593
  Supplies..................................................      102,198        89,278      109,589     120,512
  Travel....................................................       54,190        54,689       76,279      49,742
  Automobile................................................       26,613        32,510       38,480      50,181
  Outside service costs.....................................        4,910        23,714       28,713      29,335
                                                              ------------  ------------  ----------  ----------
                                                                  886,338       486,898      654,978     901,220
                                                              ------------  ------------  ----------  ----------
                                                              ------------  ------------  ----------  ----------

FINANCIAL
  Interest and bank charges.................................      211,282       124,910      161,041     108,150
  Bad debts.................................................      145,476        53,343       70,404     257,427
                                                              ------------  ------------  ----------  ----------
                                                                  356,758       178,253      231,445     365,577
                                                              ------------  ------------  ----------  ----------
                                                              ------------  ------------  ----------  ----------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO UNDERWRITER, DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER DELIVERY OF THIS PROSPECTUS NOR ANY COMMON STOCK SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                  ---------
Prospectus Summary..............................
The Offering....................................
Summary Combined Financial Information..........
Risk Factors....................................
Dilution........................................
Capitalization..................................
Use of Proceeds.................................
Dividend Policy.................................
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................
Business........................................
Management......................................
Principal and Selling Stockholder...............
Certain Transactions............................
Description of Securities.......................
Shares Eligible for Future Sale.................
Certain United States Federal Income Tax
  Considerations................................
Investment Canada Act...........................
Underwriting....................................
Legal Opinions..................................
Experts.........................................
Additional Information..........................
Indemnification of Securities Act Liabilities...
Financial Statements............................        F-1

                           --------------------------

    UNTIL       , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMPANY'S SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                           CURTIS INTERNATIONAL LTD.

                        1,650,000 SHARES OF COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                BARBER & BRONSON
                                  INCORPORATED
                                        , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Bylaws of the Company provide that the Company shall indemnify directors and officers of the Company. The pertinent section of Canadian law is set forth below in full. In addition, upon effectiveness of this registration statement, management intends to obtain officers and directors liability insurance.

    See the second and third paragraphs of Item 28 below for information regarding the position of the Securities and Exchange Commission (the "Commission") with respect to the effect of any indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act").

    Section 136 of the Canadian Business Corporation Act provides as follows:

        (1) INDEMNIFICATION OF DIRECTORS--A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or a person who acts or acted at the corporation's request as a director or officer of a body corporate of which the corporation is or was a stockholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is a party by reason of being or having been a director or officer of such corporation or body corporate, if,

           (a) he or she acted honestly and in good faith with a view to the best interests of the corporation; and

           (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she has reasonable grounds for believing that his or her conduct was lawful.

        (2) INDEMNIFICATION--A corporation may, with the approval of the court, indemnify a person referred to in subsection (1) in respect of an action by or behalf of the corporation or body corporate to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or an officer of the corporation or body corporate, against all costs, charges and expenses reasonably incurred by the person in connection with such action if he or she fulfills the conditions set out in clauses
    (1)(a) and (b).

        (3) INDEMNIFICATION--Despite anything in this section, a person referred to in subsection (1) is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by him in connection with the defense of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the corporation or body corporate, if the person seeking indemnity;

           (a) was substantially successful on the merits in his or her defense of the action or proceeding; and

           (b) fulfills the conditions set out in clauses (1)(a) and (b).

        (4) LIABILITY INSURANCE--A corporation may purchase and maintain insurance for the benefit of any person referred to in subsection (1) against any liability incurred by the person,

           (a) in his or her capacity as a director or officer of the corporation, except where the liability relates to the person's failure to act honestly and in good faith with a view to the best interests of the corporation; or

           (b) in his or her capacity as a director or officer of another body corporate where the person acts or acted in that capacity at the corporation's request, except where the liability relates to the person's failure to act honestly and in good faith with a view to the best interests of the body corporate.

        (5) APPLICATION TO COURT--A Corporation or a person referred to in subsection 91 may apply to the court for an order approving an indemnity under this section and the court may so order and make any further order it thinks fit.

        (6) INDEMNIFICATION--Upon application under subsection (5), the court may order notice to be given to any interested person and such person is entitled to appear and be heard in person or by counsel.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following is a statement of the estimated expenses to be paid by the Company in connection with the issuance and distribution of the securities being registered:

SEC Registration Fee...........................................  $ 3,066.52
NASD Filing Fee................................................    1,325.00
Nasdaq Listing Fees*...........................................   15,000.00
Printing Engraving Expenses*...................................   75,000.00
Legal Fees and Expenses*.......................................   85,000.00
Accounting Fees and Expenses*..................................   70,000.00
Blue Sky Fees and Expenses*....................................   17,500.00
Transfer Agent and Registrar Fees and Expenses*................    3,500.00
Miscellaneous*.................................................   29,608.48
                                                                 ----------
    Total......................................................  $300,000.00

------------------------

*   estimate

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

    In the past three years the Company has not sold any of its securities.

ITEM 27. EXHIBITS

     *1.1  Form of Underwriting Agreement
     *3.1  Bylaws of Registrant
     *3.2  Articles of Amalgamation dated January 23, 1998
     *3.3  Articles of Amalgamation dated May 29, 1998
     *4.1  Form of Underwriters' Warrant
    **4.3  Specimen Common Stock Certificate
    **5.1  Opinion of Gersten, Savage, Kaplowitz & Fredericks, LLP
    *10.1  Form of Financial Consulting Agreement
   **10.2  1998 Stock Option Plan
    *10.3  Lease of Company's Facility at 7 Kodiak Crescent, Downsview, Ontario
   **10.4  Form of Employment Agreement with Aaron Herzog
   **10.5  Form of Employment Agreement with Jacob Herzog
   **10.6  Credit Facility with Canadian Imperial Bank of Commerce
    *23.1  Consent of Schwartz Levitsky Feldman, independent auditors
   **23.2  Consent of Gersten, Savage, Kaplowitz & Fredericks, LLP (incorporated into Exhibit
           5.1)

------------------------

*   Filed herewith.

**  To be filed by amendment.

ITEM 28. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to any charter provision, by-law, contract arrangements, statute, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned small business issuer hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i)To include any Prospectus required by section 10(a)(3) of the Act; (ii)To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide Offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

        (4) For determining any liability under the Act, treat the information omitted from the form of Prospectus filed as part of this registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the small business issuer under Rule 424(b)(1), or (4) or 497(h), under the Act as part of this registration statement as of the time the Commission declared it effective.

        (5) For determining any liability under the Act, treat each post-effective amendment that contains a form of Prospectus as a new registration statement at that time as the initial bona fide Offering of those securities.

                                   SIGNATURES

    Pursuant to the requirements of the Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirement for filing on Form SB-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Province of Ontario, Canada on June 11, 1998.

                                             CURTIS INTERNATIONAL LTD.

                                             By:                     /s/ AARON HERZOG
                                                        ------------------------------------------
                                                             Aaron Herzog
                                                             PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    Pursuant to the requirements of the Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. We, the undersigned officers and directors of CURTIS INTERNATIONAL LTD. hereby severally constitute and appoint Aaron Herzog, our true and lawful attorney-in-fact and agent with full power of substitution for us and in our stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and all documents relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                      SIGNATURE                                          TITLE                         DATE
------------------------------------------------------  ----------------------------------------  ---------------

                   /s/ AARON HERZOG
     -------------------------------------------        President, Chief Executive Officer and     June 11, 1998
                     Aaron Herzog                         Director

                   /s/ JACOB HERZOG                     Chairman, Treasurer, Secretary,
     -------------------------------------------          Principal Accounting Officer and         June 11, 1998
                     Jacob Herzog                         Director

     -------------------------------------------        Director                                   June 11, 1998
                    Aaron Grubner

                               INDEX TO EXHIBITS

     *1.1  Form of Underwriting Agreement

     *3.1  Bylaws of Registrant

     *3.2  Articles of Amalgamation dated January 23, 1998

     *3.3  Articles of Amalgamation dated May 29, 1998

     *4.1  Form of Underwriters' Warrant

    **4.3  Specimen Common Stock Certificate

    **5.1  Opinion of Gersten, Savage, Kaplowitz & Fredericks, LLP

    *10.1  Form of Financial Consulting Agreement

   **10.2  1998 Stock Option Plan

    *10.3  Lease of Company's Facility at 7 Kodiak Crescent, Downsview, Ontario

   **10.4  Form of Employment Agreement with Aaron Herzog

   **10.5  Form of Employment Agreement with Jacob Herzog

   **10.6  Credit Facility with Canadian Imperial Bank of Commerce

    *23.1  Consent of Schwartz Levitsky Feldman, independent auditors

   **23.2  Consent of Gersten, Savage, Kaplowitz & Fredericks, LLP (incorporated into Exhibit
           5.1)

------------------------

*   Filed herewith.

**  To be filed by amendment.